SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Tele Norte Celular
Participações S.A. (Holding)
and Tele Norte Celular Participações
S.A. and its subsidiary (Consolidated)

Financial Statements as of
December 31, 2007 and 2006 and
Report of Independent Auditors

2007 Management Report Tele Norte Celular Participações S.A.

Shareholders,

Under the terms of legal and statutory provisions, the Management of Tele Norte Celular Participações S.A. (“Amazonia Celular”, the “Company” or “Society”) submits to your appreciation the Company’s Management Report and Financial Statements, with the Independent Auditors’ and Fiscal Council’s opinion, referring to the fiscal year ended on December 31, 2007.

MESSAGE TO THE SHAREHOLDERS

The year of 2007 was marked by the achievement of the purpose that we assumed, at the end of previous year, to reposition the conduction of the business to regain Amazonia Celular’s financial growth. For the first time since 2003, result of a significant growth of total net revenues, 11.6% over 2006 and reduction of operating costs and expenses, 8.9% below previous year. Simultaneously, the company made a huge effort to reduce its indebtedness, with pre-payment and renegotiation of debts. With this, the net debt to EBITDA ratio demonstrated significant improvement, reaching 1.11 in 2007.

The result improvement happened in parallel to the growth of the client portfolio, which did not happen since 2004. We closed 2007 with 1.4 million active users, 17.0% more than previous year. The indicators are even more expressive in view of we have lived, during 2007, the process of sale of the Company’s control. In 2007, we increased our net additions to 725,436 clients, 8.9% over 2006, and we reduced the consolidated churn rate in 14.5 percentage points, totaling 40.4% . With this, the loss in market share, which in 2006 reached 3.5 percentage points, was reduced to only 1.9 percentage point and we close the period with 20.3% of estimated market share.

Amazonia Celular, together with the related company Telemig Celular, appeared as the best ranked in meeting the quality indicators’ targets of the National Telecommunications Agency (Anatel) reflecting the care we have in serving our customers. The strategy that allowed this achievements included the elaboration of a new operating and commercial agenda, and the reformulation of the organizational structure and the internal incentives plan.

In the operating and commercial plans of this agenda, we were effective in using the resources what promoted lower costs. Among the examples we highlight (i) the transfer of the Call Center from Belem to Belo Horizonte, with improvement in the quality of service. (ii) the renegotiation of contracts; (iii) the anticipation of payments to strategic suppliers with financial gains to the company and (iv) the priority direction of marketing expenditures for commercial actions which allowed to a series of promotions with the offer of differentiated advantages to the consumers, and more aggressive characteristics than the previous ones. The fact that we offer to the users that are already in our base access to the same benefits offered to attract new consumers was, and still is, an important differential, which reveals our respect and zeal in the customer relationship.

The higher efficiency of the commercial actions allowed the acquisition of new clients and to the enhancement in the use of the services in the prepaid segment, which have translated into 11.6% growth in total net revenue, which closed the period in R$486.7 million.

We revised our the distribution channels, with the introduction of new contracts with the dealers and the adoption of a new model of incentives to them; and we the reentered into major national retail chains. We adjusted the strategy directed to the corporate segment, with the establishment of new corporate targets for data and voice volumes and we restructured the dealers in all States where the Company operates. We also enhanced and reformulated our portfolio of products and services to boost consumption and gring more facilities to our clients. We launched the subscription plans both to the individual and corporate segment, we introduced new portfolio of reloads and distribution channel, the sale of reload via handset. The Poupo, product that had major highlight and its directed to residential client, providing great mobility with low investment, was paramount to halt the loss of postpaid clients, raising the capacity to also compete with the fixed telephone carriers. We incentive, during 2007, the sale of chips and reloads and we made the selective offer of handsets, at more affordable costs and with differentiated advantages.

The changes also encompassed the way we relate ourselves with our employees, who represent the main changing agents of the Company. In 2007, we adopted a policy that appraises them even further, paying bonus to the managers in a aggressive way for reaching the targets associated to the fulfillment of the Company’s internal agenda. In order to set them, we analyzed case by case, with the participation of representatives of each area, the results likely to be achieved. And as a way to support the employees in this challenge, we placed at disposal of these employees resources that allow its improvement, and we provided 84 thousand hours of virtual and presence qualification.

The Amazonia Celular Institute has also gone through reformulation. Its action is more comprehensive and it embeds social activities and cultural ones promoted by the Company. The entity kept acting in the transformation of the life of young people, being the project To Ligado, the one that awaken the most their entrepreneurship instinct feeling, it formed its second group and starts to achieve good results. Additionally, other projects were started, like the Imagetag, which has the objective to incentive and broadcast the production of visual and audio-visual works by mobile telephone.

The success in the fulfillment of the objectives established for the year reinforced our capacity to turnaround scenarios, overcome challenges and keep us as reference in quality and pioneering in service providing to the society in the States of Maranhao, Para, Amazonas, Roraima and Amapa. Therefore, we look towards 2008 with optimism and the centainty that, keeping the work started in 2007, and with the support of our shareholders, employees, suppliers and customers, we will keep ourselves in the path of growth.

STRATEGY

Under a strategy that combines the largest coverage of the locations in the States of Amapa, Amazonas, Maranhao, Para and Roraima, excellence in service providing and customer relationship, Amazonia Celular seeks to reach good operating and financial results.

Technology, quality and coverage - The investments in the enhancement and/or qualification of the network to promote growth of the client base and profitability are constant. In 2007, the Company carried out the first tests to the offer of 3G.

Qualification of the team - The search for qualification of the teams, by initiatives that enhance communication and promote knowledge sharing in another pillar of excellence in service providing. The Company offers distance and presence training, conducted by the Corporate University, not only to the employees, but also to members of its value chain. It adopts, as incentive to results commitment, a policy of variable compensation to the managers associated to the performance of each employee and/or area.

Relationship with customers - The Company establishes with its users a close and transparent relationship, as a way to retain them in its base and make them to be defenders and broadcasters of its trademark. Among actions to this sense, the Programa Voce and Programa de Contatos stand out, both already awarded as the best consumer relationship initiatives of the Country.

Acquisition and Retention - The Company chooses for the rationality even in a highly competitive scenario, that is, it does not add clients to its base at any cost. Even with the adoption of more aggressive campaigns in 2007, the level of subsidies are applied in a way to not put the result in jeopardy. The use of segmentation based on life time value (value of the client according to the amount of time he/she has been in the Company’s base) and client’s social and demographic profile is paramount in this process, which has the support of the Customer Relationship Management (CRM) system, one of the most advanced of the world and that contributes to the identification of the needs and the desires of the clients. Additionally, the system allows the sharing of information among all relationship channels of the Company with its clients, which ensures the faithfulness of data and the alignment of the information passed.

THE CELULAR TELEPHONE INDUSTRY IN 2007

The number of cellular telephones in operation in Brazil reached 120.9 million in 2007, 21% growth as compared to the previous year, when the accesses totaled 99.9 million. Thus, the mobile density in the Country increased ten percentage points, reaching 63.6 units per 100 inhabitants.

The most used technology keeps being GSM, which closed the year with 78.5% market share. Now, CDMA covers 17.26% of the accesses in operation, followed by TDMA with 4.26% . The AMPS analogical technology occupies only 0.01% of the market.

The prepaid segment had a small growth in comparison to 2006, closing the year of 2007 with 80.6% of the total portfolio (97.5 million users). The no obligation of paying the bill and the priority for receiving calls keep being strong appeals to justify the preference of the Brazilians for the service. The postpaid plan users, who represent 19.4% of the market, total 23.4 million consumers.

OPERATING PERFORMANCE

Amazonia Celular closed 2007 with 1,416,620 clients, 17.0% growth in relation to 2006, reverting the downstream trend occurred in the last two years. At the end of the period, 85% of the base was in the prepaid segment and 15% in the postpaid.

The Company’s market share in 2007 was 20.3%, a 1.9 percentage point drop as compared to 2006 and well below the drop of 3.5 percentage points occurred between 2006 and 2005. The gross sales share reached 24.0% in 2007, a 3.3 percentage points reduction in relation to the 27.3% recorded in the previous year, having in view a better balance between the financial and client targets. Even so, the commercial performance reached 799 thousand net sales, a 20% growth in relation to the previous year.

Market Share
	1Q07	2Q07	3Q07	4Q07

Market Share (%)	22.3%	21.9%	21.1%	20.3%
Gross Sales Share (%)	26.2%	24.7%	22.7%	22.7%

The company’s capability to retain its best customers improved significantly. The annual consolidated churn rate was 40.4%, which represents a 14.5 percentage points reduction in relation to the previous year. In the prepaid segment, the reflections of the campaigns for attracting and retaining customers were evident: the churn rate decreased 18.8 percentage points in comparison to 2006 and closed the period in 43.6% . In the postpaid segment, the indicator reached 24.7% , below 25.1% recorded in 2006.

Networks

In 2007, Amazonia Celular maintained the leadership in GSM/EDGE coverage in the States of Amazonas, Maranhao, Para, Amapa and Roraima, with 159 locations. Adding up the GSM/EDGE and TDMA networks, Amazonia Celular reaches 213 locations, which means 69.1% reach of the population resident in its area of operation. The GSM network grew in traffic volume, while TDMA maintained a gradual reduction in use, in view of the volunteer migration of the consumers to a more advanced technology.

Coverage
	2003	2004	2005	2006	2007

Locations Served (TDMA & GSM/EDGE)	203	212	210	212	213
Number of ERBs (Radio Base Stations)	401	711	715	690	706
Number of CCCs (Control and & Commuting Center)	11	11	13	14	18
% of population covered in the area of authorization (TDMA & GSM/EDGE)	69%	68%	69%	69%	69%

The Company has repeatedly appeared among the best ranked in Anatel’s monthly indicators ranking. Additionally, it appeared together with the related company Telemig Celular, by the accumulated index of the year disclosed by Teleco (web site specialized in telecom information) , as the best ranked in meeting the Anatel’s quality indicators targets. In October, 2007, it obtained the renewal of the certification of the method of gathering SMP quality indicators, according to the established by the Anatel’s regulation.

Distribution Network

The Company constantly invests in the qualification of its sales channels and in the diversification of ways to enhance commercialization. In the year 2007, it performed a series of actions with the purpose to reduce the costs involved in the points of sale and enhance its presence. An example was the constitution of the Dealers Premium, outsourced stores which work exclusively with the Amazonia Celular trademark, inclusively its visual identity, that contributed to the reinforcement of the image. These units also offer the services available in the owned stores.

The year was marked by the re-entrance of Amazonia Celular into major national retail networks, such measure that, in addition to enhance the access of the consumer to the products, it reduces the exposure of the Company to the risk of credit concession which is assumed by the dealers.

There was also a significant enhancement of points of virtual recharge, incentive to physical distributors to adopt POS (equipment for sale of virtual recharge) which allows to perform transactions and the acquisition of new partners for recharges. This modality of purchase of credits closed the year with a share of 73%; while in 2006 the share was 54%. Additionally, it was performed a wide work of renegotiation related to the compensation of the channels, which led to a significant cost reduction.

Wholly-owned stores - They ere 15 at the end of 2007 - two more than previous year -. One of the stand out actions was the intensification to the incentive to self-serving. Today, more than 60% of the post-sale service is made this way in the stores, allowing to direct the attention of the sales team to the commercial service.

Tele-sales - In the year, it was responsible for the acquisition of more than 2 thousand postpaid clients. The tele-sales team performed an average of 49.200 monthly contacts with consumers, in active and receptive telemarketing service.

Accredited partners - The number of accredited partners reached 242 points of sale, all Amazonia Celular exclusive.

Retailers/dealers -There was an increase of capillarity with the installation of 261 points of sale. The year was marked by the resume of sales in the major retail networks, like Carrefour, Lojas Americanas, C&A, among others.

Recharge distributors - The Company holds 196 distribution channels of physical and virtual recharges.

PRODUCTS

The main launching of the year was Poupo, telephone that may be use at home, at work or any space that has an electric power outlet, with no cost, need of specialized technical visit or telephone exclusive inlet. The product offers tariffs up to 40% lower in comparison to the existing telephony, and in includes telephone device, minutes and intelligent services.

SERVICES

One of the innovations in the area was the Credit Transfer service, which allows that customers transfer R$3.00, R$5.00, R$10.00 or R$50.00 among them, by means of their own handset, via SMS. The credits received may be used for services of voice, data and message remittance, and they are valid for seven days. It was also launched a mobile media application with no precedent in Latin America, the Se Liga, which discloses products, services and promotions in the cellular screen when the equipment is idle, by means of silent and no intrusive messages.

Plans and Promotions

Strong investments were made in marketing, with more frequent and aggressive promotions than those carried out in prior years. Among the Company’s differentials is the fact to allow customers that already are in its base have access to the same benefits offered as attractive to new consumers.

Amazonia Celular also renewed the prepaid credit portfolio, creating the product Pra falar facil, with amounts of R$3.00, R$5.00, R$10.00 and $15.00. The option of a lower price recharge, which at first sight could result in a reduction of the average ticket, has positive effects in creating in the clients the habit to purchase credits more frequently.

Another new was the Me Liga, also for the prepaid segment, which allows to add credits of R$20.00, R$35.00 and R$50.00 and granting R$1.00 bonus for each minute of incoming call, up to limits of R$35.00, R$70.00 and R$125.00, respectively. It was also enhanced the portfolio of accounts plans - which started to be offered with franchises of 20, 40, 60, 150, 300, 600 and 900 minutes - as well as the plans Familia 100, Familia 200, Controle 40 and Controle 80.

The new postpaid plans introduced the concept of Flat tariffs, which ensure unique tariff at any time and in the local call to any fixed or mobile telephone carrier in the States where the Company operates.

In addition to that, it was launched the Controle Extra, which offers credits in addition to the franchise to customers of the plans Controle 40 and 80. The user needs to activate the service one time and indicate the amount he/she wishes to receive monthly. Such amounts are charged, regularly, in the next invoice.

Also innovative were the SMS and MMS packages launched during the year with 10, 25 or 50 messages and that represent savings of up to 31% to the clients. The Mais Mensagens package, for example, allowed the users to send messages in unlimited quantity in the night period and during week-ends for only R$6.90 per month.

The following promotions also stood out in 2007:

Amazonia Celular’s Christmas - The clients who activated a Amazonia Celular’s chip in one of the cellular card plans will receive 20 times the amount of the first activated credit in the month, during 12 months. This promotion is valid for a minimum recharge of R$20.00 each month. The users of the Conta and Control Plans will be exempt from the plan franchise and subscription, in alternate months, during 20 months, in addition to have access to handsets at R$10.00.

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Buy a Amazonia Celular chip and earn 15 times the amount of activated credit per month - The campaign was launched in September, as of the first credit activated by the client, each month, was multiplied by 15, during one year. This promotion is valid for a minimum recharge of R$20.00 each month. Additionally, for each minute of incoming call, the user earned R$1.00 as bonus.

Valentine’s Day - It brought as benefit to the subscribers the possibility to talk at R$0.05 per minute up to the end of the year, in local calls (among terminals within the same area code) and from Amazonia Celular to Amazonia Celular.

Mother’s Day - The promotion allowed customers to choose a number of Amazonia Celular to talk free of charge, while he/she is in the Operating Company’s base. The benefit grants right up to 200 minutes per month in local calls, to the number of same area code, previously filed.

Turbinated Chip -In acquiring the GSM chip, the client received a R$15.00 bonus, valid for use in any service. It could also receive bonus of up to R$15.00 per incoming calls, being that each incoming minute was equal to R$1.00. It also earned the same activated credit in up to 48 hours after the acquisition to any of the amounts of credits of the Amazonia Celular’s portfolio.

Corporate Market

In 2007, the Operating Company prioritized the conquest of clients with commitment of traffic volume and the protection of its corporate base. For such, it enhanced its portfolio, with the launching of the Flex plans, which combine tariff facilitation with simplicity and attractive payment forms. They are of three types: Flex Individual, where franchises and handsets are contracted for each employee; Flex 600 Shared, where the employees of the company use the same franchise; and Flex Control, with fixed monthly expenditure. The new plans ensure decreasing tariffs according to the client franchise, as well as discounts in the monthly amount according to the number of cellular contracted. At the end of 2007, the new plans of Amazonia Celular Companies portfolio already represented 12% of the Company’s portfolio.

With regards to corporate clients’ protection, the Company exceeded the milestone of 78% of its client base with contracts renewed. Among the initiatives that favored this result is the strengthening of the active telemarketing, which anticipates to the demands of the corporations. The promotions were also important for securing the base. According to the duration of new contracts, they become more aggressive and are extended for longer periods. While in 2006, 98% of the promotions had 12-month term, at the end of 2007, 35% they already reached periods of 15, 18 or 24 months.

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Additionally, in all corporate client there is a manager with whom Amazonia Celular keeps a closer contact, by means of e-mail, mailing (distribution list) of SMS, in a way to narrow the relationship.

Roaming

At the end of 2007, Amazonia Celular accounted for 129 international GSM roaming agreements in force, which represented 99% of the traffic interest of its users. In addition to enhance its coverage, the Company also started to offer to the clients the option to select among more than one carrier in the countries with larger traffic demand, which will allow the offer of lower tariffs. In 2007, the service was extended to the main nations of Central America, Eastern Europe, Africa, Asia and Oceania. It also entered into roaming agreements of GPRS data with carriers from Europe, North America and South America. In the year the prepaid international roaming and Controle plans were launched. The service allows receiving calls abroad and receiving and sending free text messages. Now, the national GSM automatic roaming covers all Brazil by means of agreements with the telephone carriers Claro, TIM, Brasil Telecom Celular, CTBC Celular and Amazonia Celular, including for prepaid accesses and roaming of data service. In 2007, the GSM roaming with Vivo was launched, which allowed the offer of more competitive tariffs.

REGULATORY ASPECTS

Among the regulatory events of the year, the following stand out:

• In July, 2007 an agreement was signed among the Commuted Fixed Telephone Service carriers and Personal Mobile Service (with the exception of Embratel, Intelig, GVT and TIM-LD), ratifying the provisional pact set forth in 2006, which provided for the 4.5% adjustment in the VU-M and determined new 1.97% adjustment on the VU-M practiced in 05/31/2007. In the same negotiation, the terms for the adjustment in 2008 were decided, in an amount equivalent to 68.5% of the index that may be applied and confirmed by Anatel for the tariffs of VC-1 local calls Fixed-Mobile of the Basic Plan of Local Concessionaires.

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• The publication of the New SMP Regulation, in force as of February, 2008 required that Amazonia Celular got prepared, along with the last quarter, to serve and meet the established deadlines and minimize possible impacts resulting from the alterations required, mainly related to customer service.

• The Portability Implementation Group (CIP), leaded by Anatel with the participation of all telephone carriers, decided in a joint way about the operation of the model provided by the regulation of Numerical Portability and elected the Brazilian Association of Telecom Resources (ABRT) as Managing Entity of the Portability Data Base, taking a large step forward to make the new model viable, within the foreseen deadline. Amazonia Celular has already contracted network and Information Technology solutions, as well as it revised all operational processes needed to the introduction of the portability in November, 2008.

INVESTMENTS

In the year, the Company’s investments in property, plant and equipment reached R$28.0 million, in line with the Company’s estimates.

Out of the total, R$23.2 million were invested in networks, with focus in the enhancement of capacity, coverage expansion in new municipalities and roads and improvement of quality of the GSM/EDGE network, which presented a significant traffic growth during.

Investments (R$ million)
	2003	2004	2005	2006	2007

Network	14.2	123.0	57.9	38.1	23.2
Information Technology	9.8	20.1	5.9	7.8	0.7
Others	2.1	8.9	1.4	5.4	4.1

Total	26.1	152.0	65.2	51.3	28.0

The Amazonia Celular investments are always evaluated and defined considering the EVA (Economic Value Added), indicator capable to point out the return on capital destined to specific programs of the business units and to align the interests of managers and shareholders.

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ECONOMIC AND FINANCIAL PERFORMANCE

Net revenues

Net service revenues in 2007 was the all-time record already registered by the Company, totaling R$462.6 million in 2007, increase of 20.1% in relation to R$385.0 million recorded in 2006 as a consequence mainly of the expansion of R$58.6 million, or 36.5% in interconnection revenues., This variation is the result (i) of the improvement in the client’s use profile and the growth of the base, both in prepaid and postpaid segments, and (ii) the adoption of the full billing rule.

Data revenues, which portfolio was enhanced and improved in view of the GSM/EDGE technology, reached R$27.1 million in 2007, above the R$26.1 million recorded in previous year.

Net equipment services totaled R$24.1 million in 2007, 53.0% drop in relation to R$51.2 million recorded in 2006. This drop is related to the lower participation of handsets in new activations

As a result, total net revenue reached R$486.7 million in the year, that is 11.6% growth in relation to previous year.

Average revenue per user.

The postpaid average revenue per user totaled 243 minutes in 2007, exceeding 221 minutes recorded in 2006, due to the efficiency of the campaigns of incentive to use and to the better quality of acquisition. As a result, the average revenue per user (ARPU) of the postpaid segment was R$89.3 in 2007, above the R$76.9 recorded in the previous year. This increase is consequence of the success achieved with the campaigns of incentive to use and the adoption, in July 2006, the full billing rule.

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In the prepaid segment, the average use per month was 44 minutes per user, above the 36 minutes recorded in previous year, as a consequence of the efficiency of the campaigns of incentive to use. As a result, the monthly average revenue per customer (ARPU) in the prepaid segment was R$17.1 in the year, exceeding R$12.3 recorded in the previous year. This increase is consequence of the success achieved with the campaigns of incentive to use which caused higher incoming and outgoing traffic volume and the adoption of the full billing rule.

As a result, the blended average monthly use per user was 77 minutes in 2007, indicator higher than the 73 minutes recorded in 2006. The average revenue per user, considering the two segments, went up from R$29.1 in the year to R$25.2 recorded in 2006.

Operating costs and expenses

In 2007, the operating costs and expenses (excluding depreciation and amortization and cost of handsets sod) in 2007 reached R$309.7 million, a R$30.3 million reduction or 8.9% in relation to the R$340.0 million recorded in 2006. Excluding the ICMS provisions recorded in 2006 and the reversal of ICMS provision in the State of Para in 2007, there was an increase of R$25.6 million in operating costs and expenses, which was already expected, due to the increase in traffic and higher interconnection expenses associated to the adoption of full billing. The Company’s commitment to rationalize costs may be evidenced by the 13.5% drop in other expenses (excluding cost of services) with highlight to the optimization of selling and marketing expenses.

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Acquisition and Retention Cost

The acquisition cost per client increased by 13%, reaching R$138 in 2007. This increase is the result of the higher volume of discounts and the Fistel fee as a consequence of the increase in the client portfolio. In the fourth quarter, the acquisition cost per client reached R$130, the smallest in the year.

The retention costs reached R$56.0 million in 2007, a decrease of 12.1% in relation to the R$ 63.7 million recorded in 2006. This decrease is the result of more efficient expenses with personnel and relationship program, without prejudice of the reduction of customer’s churn rate. In the fourth quarter, the retention cost reached R$12.3 million, the lowest in the year, demonstrating the better efficiency of the commercial actions and the rationalization of the retention expenses.

Acquisition Costs
	1Q07	2Q07	3Q07	4Q07

Acquisition Costs per Client (R$)	139	141	142	130

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Bad Debts

In 2007, the bad debt was reduced by 20.3%, from R$16.3 million in 2006 to R$13.0 million in 2007. This reduction is consequence of the establishment of rules for the acquisition of customers focused in credit analysis, of incentives adequate to the distribution channels and the application of new collection actions. As a percent to net service revenues, the bad debt reached 2.8% in 2007, a 1.4 percentage point reduction in relation to the 4.2% recorded in the previous year.

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Profitability

EBITDA (Earnings before Interests, Taxes, Depreciation and Amortization) de 2007 reached R$144,6 million, equivalent to 31,3% on net service revenues or 29,7% on total net revenues, well above the amount recorded in 2006. EBITDA was positively impacted by the reversal of the provision of ICMS in the State of Para in the amount of R$26.6 million (net of provision for legal fees).

EBITDA			(R$ million)
	1Q07	2Q07	3Q07	4Q07

EBITDA (R$ million)	28.4	28.9	26.3	61.0
% on net service revenues	26.2%	25.6%	23.0%	48.1%

EBITDA Statement - Consolidated (R$ thd)
	2006	2007

Operating Profit / (Loss)	(129,502)	6,280
Financial Income	(11,965)	(9,989)
Financial Expenses	88,587	74,478
Foreign Exchange Expense (Income)	(21,341)	(36,081)
Depreciation and Amortization	110,970	109,943
EBITDA	36,749	144,631

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Net Income

The net income recorded in 2007 was R$3.2 million (R$0.477 per share)

Depreciation and Amortization

In 2007, the depreciation and amortization expenses reached R$109.9 million, result 0.9% below the R$111.0 million recorded in 2006.

Financial Position

The Company arrived at the end of 2007 with a total indebtedness balance of R$151.8 million, being its totality denominated in North-American dollars. Out of the debt denominated in foreign currency, 100% was covered by hedging transactions which have the objective to reduce the foreign exchange risks.

Debt Maturity	Amount(R$ million)	% denominated in US$

2008	80.9	100%
2009	70.9	100%

At the end of 2007, the total debt was partially offset by the resources available in cash (cash, cash equivalents and short term investments) in the amount of R$44.8 million, but under the impact of accounts payable and hedge transactions in the amount of R$53.3 million, resulting in net debt of R$160.2 million.

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Indebtedness (R$ million)
	2003	2004	2005	2006	2007

Total Debt	254.1	285.9	248.3	241.1	151.8
Net Debt	243.1	197.9	222.0	229.6	160.2
% of debt in US$	60%	82%	99.5%	100%	100%
% of debt US$ hedged	100%	56%	91%	80%	100%
% of debt in currency debt	15%	6%	0.5%	-	-
% of debt in US$ and currency basket	74%	88%	100%	100%	100%
% of debt in US$ and currency basket hedged	90%	52%	90%	80%	100%

The improvement of the Company’s performance can be demonstrated by the indicator net debt / EBITDA which was reduced from 6.25 in 2006 to 1.11 in 2007 and by the interest coverage ration (EBITDA / interests paid) which increased from 1.6 in 2006 to 7.7 in 2007.

Interest Coverage Ratio and Liquidity Ratio
	2003	2004	2005	2006	2007

Net Debt / EBITDA	1.62	1.84	1.78	6.25	1.41
Net Debt / total assets	38%	25%	31%	36%	39%
Interest Coverage Ratio	4.9	5.2	6.1	1.6	7.7
Current Liquidity Ratio	0.6	0.8	0.8	0.5	0.7

Free cash flow in 2007 was positive in R$56.7 million compared to the negative amount of R$2.4 million recorded in 2006. This difference is consequence, mainly, of the increase in EBITDA.

Free Cash Flow (R$ million)
	2003	2004	2005	2006	2007

EBITDA	149.7	107.3	124.6	36.7	144.6
Investiments	(26.1)	(152.0)	(65.2)	(51.3)	(28.0)
Taxes	1.7	5.8	(28.5)	33.6	1.3
Minority Interests	(2.2)	1.4	1.4	25.6	(1.0)
Net Financial Expenses	(28.7)	(5.9)	(23.4)	(59.7)	(42.1)
Working Capital Variation	(24.3)	110.2	(21.8)	12.7	(18.1)

Free Cash Flow	70.1	66.8	(12.9)	(2.4)	56.7

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Main taxes, fees and contributions paid (R$thd)
Descrição	2006	2007

PIS	2,930	3,422
COFINS	13,523	16,900
Social Contribution	-	-
Corporate Income Tax	-	-
ICMS	82,721	93,818
Fistel	17,799	20,817
Fust / Funttel	2,935	3,058
CPMF	2,332	2,776
CIDE	297	113

Total	122,539	140,905

THE STOCK MARKET

For the fifth consecutive year, the Sao Paulo Stock Exchange (Bovespa) closed 43.65% high in 2007 and it was the best investment in the country. Trading volume in the year exceded R$1,000 billion and the number of share offerings grew by 149% when compared to 2006, with R$67.2 billion in primary and secondary issues. The Telecommunications Sector Index (Itel) presented a 16.11% growth in the year.

The Company’s common shares, traded under the ticker symbol TNCP3 closed at R$72.8, which represented a 77.6% appreciation in relation to R$41.0 recorded in 2006 closing. Now, the preferred shares (ticker TNCP4) showed appreciation and closed the period at R$26.49 (39.4% over 2006). In the year, the monthly average volume was 563 thousand while in 2006 it was 272 thousand per month. Now, the financial volume of the transactions reached R$17.5 million, significantly above R$6.7 million recorded in the previous year. The securities of Tele Norte Celular Participações listed in the United States under the ticker TCN closed 2007 at US$14.5 per ADR, which represents 64.0% growth in comparison to last year. The monthly average volume traded was 116 thousand of ADR’s, above the 113 thousand recorded in 2006. The average financial volume was US$1.5 million, while in previous year it was US$1.2 million.

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Dividends

For the fiscal year of 2007, the Company presented proposal of dividend payment in the amount of R$3.2 million, which will be confirmed in General Shareholders’ Meeting. The dividends shall be paid, except decided otherwise by the general shareholders’ meeting, within 60 days from the date they are approved and, in any case, within the fiscal year when their payment is declared.

Reverse Share Split

The Tele Norte Celular’s General Extraordinary Meeting, held on July 12, 2007, approved the performance of reverse share split of its capital stock, to meet a request made by the Sao Paulo Stock Exchange and adjust the unit price of the shares to a more appropriate level under the market point of view, once the unit quotation provides more visibility in relation to the quotation per 1,000 (one thousand) shares, as well as to reduce operating costs and increase the effectiveness of the recording, control and disclosure systems of the information to shareholders. The reverse share split occurred in the proportion of 50 thousand shares per each share of the respective type. The remaining fractions were grouped in integral numbers and sold in auction at the Bovespa. The resulting amounts will be placed at the disposal of the shareholders that held the fractions. The holders of ADR’s representing the Company’s preferred shares started to have their securities represented by one share per ADR.

Shareholders Structure

Shareholders' Structure (31/12/2007)
Tele Norte Celular Participações S.A.	Common	%	Preferred	%	Total	%

Telpart Participações S.A.	1,292,679	51.86%	3,715	0.09%	1,296,394	19.34%
	19.29%		0.06%		19.34%
Minority Interests	1,199,797	48.14%	4,205,491	99.91%	5,405,288	80.66%
	17.90%		62.75%		80.66%
Total	2,492,476	100.00%	4,209,206	100.00%	6,701,682	100.00%

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CORPORATE GOVERNANCE

The Company is driven by the best practices of corporate governance, in a way to ensure the transparence of its relations with shareholders and the market. With the appearance of Sarbanes-Oxley Act (Sox), in 2002, the Company started to adopt the necessary measures to fulfill all sections applicable to the foreign issuers that trade stock in the United States stock exchange.

In 2006, with the creation of a Risk Management area, responsible for promoting the fitting and consequent certification, sequence was given to the activities that were already being developed since March, 2004, as of the retaining of a specialized consulting company which helped identifying the risks and mapping and assessing the internal controls of key processes, which was completed by mid-2005.

Even with the attestation occurring when the Tele Norte Celular Participações S.A. 2007 Annual Report (Form 20-F) is filed with the Security and Exchange Commission (SEC) in the United States, Tele Norte Celular and its operating subsidiary performed the works during the year, once more coordinated by the Risk Management area.

For the 26 internal business process mapped, 294 key controls have been defined, which were assessed and tested by the internal and external auditors.

These Internal Audit’s works, together with the External Auditors’ team, had as objective to correct eventual deficiencies, validate their operation and attest their effectiveness.

The project involved all areas of the Company and has also contributed to once more emphasize the concepts of risk and internal controls to all employees.

In addition to keep the Company compliant to the Sox requirements, the attestation is also an opportunity to demonstrate the Company’s concern in acting in a business context where ethics, consistency and, mainly, the transparence of the information transmitted to the market and shareholders must prevail.

The Company keeps an Investor Relations (RI) area to serve the shareholders and market analysts by telephone (31 9933-3535), Internet (ri@telepart.com.br) or personally. The RI’s web page (www.telenorteholding.com.br) concentrates the disclosure of the main facts and reports referring to the Company’s events.

Amazonia Celular’s management is attributable to two bodies: the Board of Directors and the Executive Management.

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Board of Directors

It is comprised by 11 members who meet ordinarily each quarter and extra-ordinarily when convened by the chairman of the Board or by two board members (in 2007, 11 meetings were held). The board members are elected in General Shareholders’ Meeting - where the president and vice-president are elected - for three-year tenure.

Among the main attributions of the Board of Directors are: to set up the Company’s overall commercial strategies and policies; to elect and dismiss officers; to supervise the Management and examine the corporate records; to convene general shareholders’ meetings; to issue an opinion on the Annual Report and the Management’s financial statements; to assign the independent auditors; to set the payment of interests on shareholders’ equity; and to authorize the purchase of Company’s stock, to the extent allowed by law.

Fiscal Council

It has a permanent character and it is annually elected by the shareholders. Its main function is to monitor the Management’s activities, to examine the financial statements of each fiscal year and to issue an official report about them. The body acts in an independent way in relation to the Board of Directors and to the external auditors. Currently, it is comprised by four members. In 2005, it went through an adaptation to also assume the functions provided by the Sarbanes-Oxley Act for audit committees. During the fiscal year ended on December 31, 2007, 14 Meetings of the Company’s Fiscal Council were held.

Executive Management

The Company’s Executive Management is comprised by a Director-President, who accumulates the function of Financial Officer as well as the functions of Director of Investor Relations and a Human Resources Director. It is attributable to the Executive Management the quotidian management of the Company, carrying out the decisions of the Board of Directors. The executive officers are elected by the Board of Directors for three-year mandate, and they can be re-elected.

Compensation of board members and executive officers

As provided by the Corporation Law, the overall amount available to compensate board members and officers, the overall amount available to the individual compensation of the fiscal council members as well as to the payment of profit sharing to the administrators, is decided in the General Shareholders’ Meeting. The Board of Directors is responsible for setting up the individual compensation and the participation in the profits of each director, as well as by the compensation of the board members themselves.

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Disclosure Committee - Supporting entity to the Board of Directors, It has as objective to provide to the Investor Relations’ area the support necessary for the complete and punctual disclosure of the information related to the Company and its operating subsidiary and their businesses. It is comprised by four members assigned by the Executive Officers for one-year tenure, with possibility of reelection. It meets regularly each quarter and, extraordinarily when needed.

Managing Committee of the Granting Plan of Stock Option Plan

It is comprised by four members indicated by the Board of Directors, it is responsible for the management and operation of the stock options program. The Company closed, in 2007, its first stock options plan, created on October 05, 2000. The second plan, most recent, of December 29, 2003, will be concluded on January 15th, 2008.

Policies and codes

Aligned with the best practices of corporate governance, the Company designed codes and policies that determine standards of conduct and responsibility desired in developing businesses and in the relationship of the parties concerned. Among them are:

• Investor Relations Policy - It has the objective to discipline and align the efforts of all involved with the Investor Relations program in search of adoption of measures that contribute to increase the price and liquidity of the Company’s shares and result in return on the strategies adopted in conducting the IR strategies. At the same time, it seeks to provide more visibility to the Company and to its differentials in the capital market, and, further, to ensure the Full Disclosure to keep the equality in the negotiations of securities issued and traded in stock exchange, protecting the shareholders, the investors and the capital market itself.

• Documents Retention Policy - it sets forth preservation terms for documents on file, under the form established by the Brazilian legislation and recommended by the Securities and Exchange Commission (SEC).

• Dividends Policy - Tele Norte Celular Participações By-laws determine the payment to the shareholders of, at least, 25% of the annual net income as dividends, referring to each fiscal year ended on December 31, in line with the Corporations Law. The profit may be adjusted and capitalized, used for absorbing losses or have another destination, according allowed under the terms of the Corporations Law.

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Thus, it may not be paid as dividend, in case the Board of Directors so decides, to preserve, if needed, the Company’s financial health. The by-laws also allows the payment of interim dividends in the current year, with the use of net income referring to a six-month period or shorter, based on a balance sheet prepared by the Management or with the use of pre-existing or retained earnings contained in the Annual Balance Sheet or the Semi-Annual Balance Sheet of the previous fiscal year. The shareholders may claim dividends in a period of up to three years after the date where they have been made available.

• Code of Ethics - It is broadcasted among the employees and all of them formalize their acceptance committing themselves to act in accordance with it. It sets forth standards of conduct which regulate the behavior in the Company’s environment in relation to its various publics. It has been made available a channel to receive denouncements of violations of the code, ensuring secrecy to whoever reports the events. In 2007 a campaign was held to broadcast this channel, which can be accessed via Internet, by means of the Company’s web site or by the call-center.

RISK MANAGEMENT

Tele Norte Celular Participações maintains a Risk Management area, which objective is to disseminate the good practices of corporate governance among the operating teams, in such a way to ensure that its actions properly consider and size the business risks. The area is responsible to ensure the reach of the objectives and the fulfillment of the strategies, observing and reporting the needs to adequate the operating procedures, to reduce and exposure do possible negative events.

• Product Risks - In order to guide the formatting of its products and services, as well as to earn the consumers’ perception with regards to the trademark, Amazonia Celular performs the Focus Panel, which comprises interviews with approximately 53 thousand clients of its base and users from the competition. The Company’s Customer Relationship Management system, SOL, is one of the most advanced of the world, it allows the elaboration of products and services adequate to the consumers’ expectations and needs. Having such instrument as basis, the Operating Company constantly updates is portfolio of solutions.

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• Market Risks - Amazonia Celular does not get into irrational disputes of prices nor neglects the growth of its base or the search for retention of consumers, making its promotions smoother or more aggressive according to the market rhythm, but always ensuring margins of return. Thus, it bets on differentials, as the largest signal coverage, quality in service providing and offering of a wide and consolidated portfolio of solutions capable to attract and retain customers, even if its prices are equal to or higher than the competition. It also constantly improves its distribution channels, increasing its penetration capacity in the markets and, in parallel, reducing costs involved in these operations.

• Commercial Processes Risks - The Operating Company adopts the concept of remunerable sales in all its distribution channels, which deducts from gross revenues of postpaid activation all contracts with irregularities, cancelled or suspended by fraud, the migrations descending from plans and the cancels occurred for the lack of payment of one of the first two bills. Knowledge and ability to fight frauds make part of this basic curriculum of sales force formation.

• Technological Risks - Committed to the growth of network and the GSM/EDGE services, the Company also invests in the Information Technology area and in the development of technological platforms. Additionally, it performs continuous tests involving technologies that appear in the market, as the 3G, in such a way to be prepared to launch them at the right moment. It is also introducing, according to the regulation, the resources to adequate the network to the new SMP regulation as well as to ensure the numerical portability, which will be effective by mid-2008.

• Bad debt Risks - The Company has credit policy defined for the entrance of new clients into its base, in a way to qualify it and minimize the risk of bad debt. To the same sense, it adopts the proactive behavior and indicates the plan most adequate to the customer’s income and consumption profile. It also has a defined collection policy, it contracts services of specialized companies to achieve better recovery indexes of the bad debt portfolio, and it periodically reviews its negotiation policies to enhance the possibilities to settle the debt.

• Environmental Risks - The Company’s action is based on an Environmental Policy, which determines the fulfillment of all legal requirements, in addition to preventive practices and/or those that contribute for the preservation of the natural resources.

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• Disasters or Weather Risks - The Company has a backup site of the Data Processing Center, which ensures, even in case of disaster or malfunction, the maintenance of the information stored. It also has an IT’s Disaster Recovery Plan, which records the processes, procedures, and the responsibilities for use in case of disaster, meeting the requirements of the Sarbanes-Oxley Act, and a disaster recovery plan in its communication networks, which identifies the risks of interruption of service providing and it maps the solutions for relevant events. Additionally, all assets of higher value are duly covered by insurance.

• Regulatory Risks - It is kept a team exclusively dedicated to the follow-up of the regulatory events, which ensures agility and flexibility to promote adaptations required by eventual changes in the rules of the industry. In addition to the institutional relationship with Anatel, the Company keeps dialogue with the other players of the industry by means of the National Association of Cellular Carriers (ACEL), entity that debates themes related to the cellular telephony and protects the interests of its affiliates which, in many cases, work together to defend their positions.

• Investment Risks - The investment decisions take into consideration the incremental cash flows of the projects, assessed under the criteria of net present value (VPL), internal rate of return (TIR) and pay-back period. The assessment of discounted cash flows is also made by means of analysis of scenarios and sensitivity to confirm the project’s creation potential or value addition.

• Financial and Liquidity Risks -The Company and its operating subsidiary adopt a conservative policy in the use of the interest bearing resources, mainly in foreign currency. Out of the total of the North-American dollar denominated debt, 100% had foreign exchange protection at the end of the period.

HUMAN RESOURCES

Its 419 employees represent, for the Company, an important competitive edge. The Company constantly invests to incentive them by means of offering learning opportunities, adoption of ethical and non discriminatory practices, maintenance of a nice and high productivity working environment and fair compensation.

In the Organizational Climate Research held in 2007, the satisfaction index of the employees was 7.86 points (within a range of 10 points), result above the average recorded by other companies, according to the market research made by the institute that applied the questionnaire. 91% of the Company’s professionals participated in the survey. In the year, the Company intensified initiatives of recognition of the value of the employees. The Targets Program, for example, involved 47 managers and it consists in setting up quantitative results to be achieved in the year. One of the differentials is the fact of being participative: Amazonia Celular’s President meets with representatives of each area and defines indicators possible of being achieved. The bonus for exceeding targets is aggressive.

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Now, the Program of Strategic Resources elects, based on the managers’ indication, associated to the performance of the professional and to the relevance of their activities, those employees that reveal themselves fundamental to the Company. They can earn up to two salaries of bonus based on the results. In 2007, 21 people were indicated.

The Company is also concerned to provide conditions so that the employees develop competences, being that in 2007 it offered 508 thousand hours of training, virtual or presence, in which it invested R$1.3 million. It keeps a Corporate University, the Campus, which promoted in the year the qualification of 15.7 thousand attendances, including own employees of from companies that integrate its value chain. Standing out initiative was the Leader Training, which objective was to qualify managers towards an excellent performance in people’s management and, thus, forming, developing and retaining high performance teams. The leaderships attended three presence modules: Labor Relations Management, Projects Management and Communication Management. The average attendance of the leadership was 92% and the satisfaction was 88%.

One of the main instruments of the Corporate University is the Virtual Campus, which concentrates the most part of the actions, with solutions of personalized trainings for each employee, developed from its trajectory and need to develop competences. Its quality was confirmed once more with the achievement of the E-Learning Award Brazil 2007/2008, one of the most important of Latin America.

Still in the virtual environment, there is the ClicNet, the Company’s Intranet, which is the Amazonia Celular’s main internal communication channel. It makes available to all employees the information about the business, the knowledge about processes and internal procedures and makes available management systems, as the Vacation Scheduling System and Opinion Research, improved in 2007. The Intranet accounted for, in 2007, a monthly average of 58.6 thousand accesses. In accordance to a survey with the employees, the most relevant points of the tool are the fact that it provides wider knowledge about the company in addition to reduction of the time to seek for information and requesting the service providing.

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Another initiative to inform the employees and incentive event further their participation in the business it is also held the event Meeting with the President, where there is the presence contact of most of them with Company’s chief executive officer, where the Company’s results and the upcoming challenges are discussed about.

Selection

In order to select its employees, Amazonia Celular uses as criteria the identification of the competences it considers fundamental to the business, as customer drive, results orientation, leadership, communication, innovation, mobility to move, domain of the business and response speed.

The program Young Talents selects interns to act in several areas and provides them the conditions for professional development. The participants are guided by the Company’s managers and assessed each quarter. The interns also evaluate the manager and attend lectures related to the area they work. In 2007, nine youngsters were hired, being seven in the State of Para, one in Amazonas e one in Maranhao. Additionally, four of them were hired by the Operating Company.

Another action that introduces youngsters into the labor market is the Learning do Work program, which allows the development of competences and capabilities by means of theoretical and practical activities, thus enhancing the cultural and social horizons. The program meets the Labor Public Ministry’s request with regards to the apprentices’ quota, which, at the end of 2007, totaled five people.

It is also maintained a program of inclusion of handicapped people. Rehabilitated to work, the professionals receive medical and psychological assistance to develop even further their working capabilities. Currently, Amazonia Celular is 100% compliant with the quota required by the legislation.

Health

The Vida Legal program incentive the self-management of life style of the employees, broadcasting information about healthy habits and performing activities that provide wellness. Among them are the offer of space for the participation of 42 athletes in the SESI’s Champinship, the Cirio Race (traditional Para’s athletic competition, where 20 employees participated in 2007) and the Vida Legal tournament, which involved 550 people, among the Company’s professionals and their family members. To these actions are added those of vaccine (450 people taken vaccine in the five States, in 2007), the III Fire Brigade Seminar (13 participants), the fire extinguishers training (20 participants) and SIPAT’s actions - Internal Week of Labor Accidents Prevention, such as blood donations (74 people), lectures and workshops (350 employees involved), ecological walk (52 participants) and food donation campaign (collection of 450 Kg to be donated).

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AMAZONIA CELULAR INSTITUTE

In 2007, the Company invested R$329 thousand (own resources) in the development of social and cultural activities. Amazonia Celular Institute enhanced its action in the year, starting to manage, in addition to the social initiatives, also cultural initiatives developed or supported by the Company, and started projects that ally the themes of education, culture and technology, seeking, this way, to contribute with actions that are more aligned to the Company’s businesses and know-how. The institute also maintains the proposal to constantly improve its relationship with public and private agents interested in developing activities that promote the social wellness, increasing the strength of the actions and direct focus to a restrict number of initiatives with great transforming potential, which benefit young people as a priority.

One of the main programs is the To Ligado, which objective is to contribute for young people to create ways for income generation, self-employment and small associative businesses. The program adopts methodology that combines entrepreneurship formation and practical training to the financing and working of small ventures. In 2007, the second group of the Entrepreneurship Formation course was formed, which benefited 20 youngsters from 16 to 21 years resident in the Belem’s Metropolitan area, from families with per capita income of up to half minimum wage who were in high school. It also included youngsters who are doing social educational measures at the Fundação da Criança e do Adolescente of Para (Funcap) and in the professional courses of the Escola Salesiana do Trabalho, or who have already been forgiven by the Attorney’s Office. With three-month duration, the course contemplated modules of Human Development, Micro-company Development and Advisory to construction of Business Plans. In 2007, the project resulted in the preparation of 13 business plans, which were evaluated by the Sebrae and, after their technical analysis, they were forwarded by Amazonia Celular Institute to the obtaining of financing of facilitated small credits with the Banco do Cidadao (Para’s Government).

29

Culture

During the year, Amazonia Celular developed or supported several ways of artistic expression by means of own resources of the Culture Incentive Law. One of the stand outs, already aligned to the new social cultural action proposed, was the Amazonia Celular ImageTag project, which objective is to broadcast the production of visual and audio-visual works by means of mobile telephone, exploring different possibilities of language and format, as well as motivating new ways to look at culture from the Amazon’s Bio-diversity and Cultural Diversity. R$40 thousand were awarded as prizes among the authors of the best works.

It also sponsored a series of shows and the launching of the Dual Disc (media that gathers, in only one disc, CD and DVD) of the Mosaico de Ravena group, which had origin in the 80’s and keeps contributing to confer identity to the local musical production. Amazonia Celular also took over the sponsorship of the Espaço Cuira, a theater located in Belem (PA).

ENVIRONMENT

Amazonia Celular bases its actions and procedures searching for ecologically correct practices. They encompass all facilities of the Company (administrative buildings, systems, telecommunication networks and owned stores). The Company directs its action by the following guidelines, widely disclosed among the employees:

• Fulfill the legal requirements and other requirements applicable to its activities, products and services;

• Promote continuous actions of awareness of its employees and service providers as to the importance of the environment;

• Consider the environmental aspect as high relevance factor in all of its processes of planning, implementation, operation and maintenance of its ventures;

• Keep the constant search to improve its processes aiming at adopting the procedures and techniques that prevent pollution and minimize the impacts to the environment;

• Use in a rational way any natural or nature derived inputs;

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• Take into consideration, in projecting and implementing its telecommunication stations, solutions that reduce the visual impact to the urban landscape surrounding its ventures;

• Ensure that levels of electromagnetic emissions from its stations are within the limits set forth by Anatel.

The Virtual Campus, Company’s e-learning instrument, is the main channel for the environmental education of the employees. There, there is a hot site with courses permanently at the employees’ disposal.

In its administrative buildings, Amazonia Celular performs the selective collection of garbage. Monthly, more than 2 thousand kilos of waste are destined to an organization of collectors, which commercializes it. Additionally, in all of its units, it performs the collection of cellular telephone’s batteries that, in 2007, totaled 10 thousand items.

The Company also invests in the implementation of conic structures and sharing of spaces with other carriers for the installation of their anthems, which substantially reduces the number of installations and their visual impact. It also performs the monitoring of noise in its radio-base stations, ensuring that they are within the legal standards, and it promotes acoustic treatment in the units that register indexes in excess to those permitted. There is still the electro-magnetic emission control of the ERB’s and in the roads that lead to them are performed in the maintenance work, which minimizes the possibility of erosion. The Company adopts CFC-free air conditioners and, also with the intent to minimize the gas emissions, promotes the preventive maintenance of the stationary engines and diesel-powered vehicles. It also performs trainings to qualify and form new fire brigades to fight possible fires in its installations.

AWARDS AND RECOGNITIONS IN 2007

• E-learning Brazil 2007 Award - The Operating Company was once again recognized with one of the most important awards in Latin America in the area of distance learning: the E-learning Brazil 2007.

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DISCLOSURE OF OTHER NON INDEPENDENT AUDIT SERVICES

In the year 2007, besides the independent audit of the financial statements, Deloitte Touche Tohmatsu Auditores Independentes provided “other audit-related services” referring to the review of the “Document of Separation and Allocation of Accounts”(DSAC) of the Company according to the requirement by the resolution 396 of Anatel. The fees related to this service totaled R$48 thousand. This information meets the provision by CVM Instruction nr. 381.

ACKNOWLEDGEMENTS

Tele Norte Celular’s Management acknowledges the shareholders, the regulating entities, customers and suppliers and financial institutions for the support and confidence. And to its employees by the dedication and efforts, responsible, in good portion, by the results achieved.

Belo Horizonte, February 26, 2008

Management

32

Deloitte Touche Tohmatsu

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of
Tele Norte Celular Participações S.A.
Belo Horizonte - MG

1. We have audited the accompanying individual (holding company) and consolidated balance sheets of Tele Norte Celular Participações S.A. and subsidiary as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity (holding company) and changes in financial position for the years then ended, prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balance, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Company’s management and its subsidiary, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual (holding company) and consolidated financial position of Tele Norte Celular Participações S.A. and its subsidiary, as of December 31, 2007 and 2006, the results of their operations, the changes in shareholders’ equity (holding company) and the changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying individual and consolidated statements of cash flows for the years ended December 31, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements referred to in paragraph 1 for the years ended December 31, 2007 and 2006 taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, February 26, 2008

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Independent Auditors	Accountant

2

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Balance Sheets as of December 31
In thousands of Reais

	Holding		Consolidated

	2007	2006	2007	2006

Assets
Current assets
Cash and cash equivalents (Note 5)	115	43	9,884	22,674
Short-term investments (Note 5)	14,864	872	34,953	28,726
Accounts receivable, net (Note 6)	-	-	81,296	104,899
Inventories (Note 7)	-	-	9,721	10,535
Income and social contribution taxes
recoverable (Note 4)	-	-	1,477	6,180
PIS and COFINS recoverable - Law No.
9718/98 (Note 8)	-	-	14,437	9,728
Other taxes recoverable	-	-	2,239	6,109
Prepayments and other assets	548	478	4,381	5,086

Total current assets	15,527	1,393	158,388	193,937

Non-current assets
Long-term assets
Deferred income and social contribution taxes
(Note 4)	-	-	82,131	82,131
Transactions with related parties (Note 3)	138	1,751	-	-
ICMS recoverable – property & equipment (Note 9)	-	-	3,784	6,071
Income and social contribution taxes
recoverable (Note 4)	1,076	1,075	1,076	1,075
PIS and COFINS recoverable - Law No.
9718/98 (Note 8)	1,515	1,435	1,515	1,435
Other credits	57	79	5,669	4,221

Total long-term receivables	2,786	4,340	94,175	94,933

Investiments
Investment in subsidiary (Note 10)	95,090	90,381	-	-
Other investments	-	-	77	77

Total Investments	95,090	90,381	77	77

Property and equipment (Note 11)	-	-	236,279	300,565
Intangible assets (Note 11)	-	-	37,850	56,365
Deferred assets	-	-	2,442	-

Total non-current assets	97,876	94,721	370,823	451,940

Total assets	113,403	96,114	529,211	645,877

The accompanying notes are an integral part of the financial statements.

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Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Balance Sheets as of December 31, 2007 and 2006
In thousands of Reais

	Holding		Consolidated

	2007	2006	2007	2006

Liabilities and shareholders’ equity

Current liabilities
Suppliers (Note 12)	341	760	83,694	138,264
Loans and financing (Note 13)	4,980	6,010	80,936	241,137
Accounts payable and other provisions	25	13	10,620	12,428
Taxes, fees and contributions	-	-	8,228	6,577
Dividends	3,297	238	3,297	819
Accounts payable – hedge transactions (Note 23)	2,516	6	7,449	17,429
Reverse share split (Note 15)	14,041	-	15,052	-
Other liabilities	15	13	8,807	5,634

Total current liabilities	25,215	7,040	218,083	422,288

Non-current liabilities
Long-term liabilities
Loans and financing (Note 13)	-	-	70,852	-
Transactions with related parties (Note 3)	59	446	26,076	13,159
Provision for contingencies (Note 14)	-	-	30,514	54,568
Pension plan (Note 17)	-	-	2,250	2,064
Accounts payable – hedge transactions (Note 23)	-	631	45,815	22,400
Authorizations for use payable	-	-	12,612	10,491
Other liabilities	-	-	3,112	2,715

Total non-current liabilities	59	1,077	191,231	105,397

Minority interests	-	-	31,768	30,195

Shareholders’ equity (Note 15)
Capital stock	84,851	84,851	84,851	84,851
Capital reserve	-	-	-	-
Proft reserve	160	13,496	160	5,928
Reatined earnings (Losses)	3,118	(10,350)	3,118	(2,782)

Total shareholders’ equity	88,129	87,997	88,129	87,997

Total liabilities and shareholders’ equity	113,403	96,114	529,211	645,877

The accompanying notes are an integral part of the financial statements.

4

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Balance Sheets as of December 31, 2007 and 2006
In thousands of Reais, except earnings (loss) for share

	Holding		Consolidated

	2007	2006	2007	2006

Gross operating revenues
Telecommunication services	-	-	785,316	630,259
Sales revenues	-	-	34,397	74,006

	-	-	819,713	704,265

Deductions from gross revenue
Telecommunication services	-	-	(322,700)	(245,219)
Sales revenues	-	-	(10,305)	(22,768)

	-	-	(333,005)	(267,987)

Net operating revenues
Telecommunication services	-	-	462,616	385,040
Sales revenues	-	-	24,092	51,238

Net operating revenues	-	-	486,708	436,278

Cost of services	-	-	(284,793)	(239,668)

Cost of sales	-	-	(32,383)	(59,515)

Gross profits	-	-	169,532	137,095

Operating revenues (expenses):
Sales of services	-	-	(94,414)	(105,836)
Expenses with uncollectible accounts
receivable (Note 6)	-	-	(13,014)	(16,325)
General and administrative expenses	(1,132)	(1,363)	(27,416)	(89,155)
Equity accounting income	4,709	(76,670)	-	-

Operating income (loss) before financial result
	3,577	(78,033)	34,688	(74,221)

Financial result (Note 16)
Financial income	673	409	9,989	11,965
Financial expenses	(2,089)	(965)	(74,478)	(88,587)
Result from foreign exchange variation	1,033	(4)	36,081	21,341

Operating gain (loss)	3,194	(78,593)	6,280	(129,502)

Non-operating result	-	(282)	255	(793)

Profit (Loss) before income tax and social
contribution, and minority interests
	3,194	(78,875)	6,535	(130,295)

The accompanying notes are an integral part of the financial statements. .

5

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Statement of Income as of December 31, 2007 and 2006
In thousands of Reais, except earnings for share

	Holding		Consolidated

	2007	2006	2007	2006

Income tax (Note 4)	-	2,071	-	20,967
Social contribution (Note 4)	-	723	-	7,636

Income (loss) before profit sharing	3,194	(76,081)	6,535	(101,692)

Employees’ profit sharing	-	-	(2,349)	-
Minority interests	-	-	(1,573)	25,611
Changes in shareholders’ equity not resulting from	-	-	581	-
income

Income (Loss) of the Holding	3,194	(76,081)	3,194	(76,081)

Earnings (loss) per one thousand shares
outstanding at the end of the year (*)
	476.60	(0.23)

(*)Reverse Share Split - In an Extraordinary Shareholders’ Meeting (AGE) held on July 12, 2007, the reverse share split was approved in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type. The change of the shareholders’ structure of the capital stock of the Company in function of the reverse share split was approved in AGE held on October 29, 2007 (Note 15 b). In case the profit per one thousand shares in 2006 was calculated using the reverse share split factor (50,000 shares), the earnings per one thousand shares would total R$11,352.52

The accompanying notes are an integral part of the financial statements.

6

Tele Norte Celular Participações S.A. (Holding)

Statement of changes in shareholders’ equity as of and for the years ended December 31, 2007 and 2006
In thousands of Reais

		Capital reserve		Profit reserves

						Special
						reserve for	Retained
	Capital	Goodwill	Tax		Unrealized	payment of	earnings
	stock	reserve	incentives	Legal	profits	dividends	(losses)	Total

Balance as of December 31, 2005	84,851	49,276	264	7,500	11,856	7,568	17,832	179,147

Transfer from provision for loss in deferred income tax and
social contribution (Note 4)	-	(34,207)	-	-	-	-	34,207	-
Provision for Deferred Income Tax and Social Contribution
(Note 4)	-	(15,069)	-	-	-	-	-	(15,069)
Realization of profit reserve	-	-	-	-	(5,928)	-	5,928	-
Loss of the year	-	-	-	-	-	-	(76,081)	(76,081)
Loss offset	-	-	(264)	(7,500)	-	(7,568)	15,332	-

Balance as of December 31, 2006	84,851	-	-	-	5,928	-	(2,782)	87,997

Lapsed Dividends	-	-	-	-	-	-	135	135
Realization of profit reserve	-	-	-	-	(5,928)	-	5,928	-
Profit of the year	-	-	-	-	-	-	3,194	3,194
Profit allocation proposal:
Legal Reserve				160			(160)
Dividends Proposed							(3,197)	(3,197)

Balance as of December 31, 2007	84,851	-	-	160	-	-	3,118	88,129

The accompanying notes are na integral part of the financial statements.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Statement of changes in financial position as of and for the
Years ended December 31, 2007 and 2006
In thousands of Reais

	Holding		Consolidated

	2007	2006	2007	2006

Sources of funds
Funds from operations (as below)	-	-	130,069	72,066
Decrease in long term receivables	1,734	231	-	6,598
Increase in long term liabilities	-	6,931	-	18,416
Lapsed dividends	135	-	135	-
Transfer from current liabilities to long term liabilities
	-	-	123,054	-
Transfer from long-term receivables to current assets	-	-	6,744	6,299

Total sources of funds	1,869	7,162	260,002	103,379

Application of funds
Funds applied in operations (as below)	1,206	2,015	-	-
Increase in long-term receivables	-	1,446	5,885	1,446
Transfer from long term liabilities to current liabilities	1,093	6,034	38,401	198,326
Additions to property and equipment and intangible assets	-	-	27,979	51,281
Additions to deferred assets	-	-	2,570	-
Decrease in long term liabilities	414	-	13,314	34,287
Dividends	3,197	-	3,197	-

Total application of funds	5,910	9,495	91,346	285,340

Increase (decrease) of working capital	(4,041)	(2,333)	168,656	(181,961)

Represented by:
Changes in working capital
Current assets
End of year	15,527	1,393	158,388	193,937
Beginning of year	1,393	591	193,937	196,095

	14,134	802	(35,549)	(2,158)

Current liabilities
End of year	25,215	7,040	218,083	422,288
Beginning of year	7,040	3,905	422,288	242,485

	18,175	3,135	(204,205)	179,803

Increase (Decrease) in net working capital	(4,041)	(2,333)	168,656	(181,961)

Statement of Funds from (used) operations

Funds from (used) operations
Profit (loss) for the year	3,194	(76,081)	3,194	(76,081)
Expenses (income) that do not affect working capital
Depreciation and amortization	-	63	109,943	110,970
Residual value of property and equipment written-off	-	-	965	2,741
Residual value of intangible assets written-off	-	328	-	598
Set up (reversal) of long term provisions, net
	-	-	(4,295)	81,776
Equity accounting income	(4,709)	76,670	-	-
Minority interests	-	-	1,573	(25,612)
Monetary variations and long term interests, net	309	(201)	18,689	6,422
Deferred long term income tax and social
contribution	-	(2,794)	-	(28,748)

Total funds from (used) operations	(1,206)	(2,015)	130,069	72,066

The accompanying notes are an integral part of the financial statements.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

1 Operating context

(a) Tele Norte Celular Participações S.A. (“Company”) is a publicly-held joint stock company holding of Amazonia Celular S.A.. Its equity interest in the carrier, at December 31, 2007 and 2006, was 89.78% of its voting capital and 74.96% of the total capital.

The subsidiary has five authorizations for operation of cellular mobile telephony services and activities that are necessary and useful for performing these services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima.

The services offered and the rates charged by the subsidiary are regulated by the National Telecommunications Agency - ANATEL, which is the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and applicable regulations.

On February 19, 2004 the subsidiary and ANATEL executed Instruments of Authorization for migration to Personal Mobile Service (SMP), which became effective as from the publication of Act No. 42,671 in the Official Federal Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary shall be effective for an indefinite term. The authorizations related to the use of radiofrequencies, in turn, expire as follows:

Region / Sector	Maturity

Region 1 - radiofrequencies of 800 MHz, 900 MHz and 1800 MHz
Sector 13 - Maranhão	April 2009
Sector 14 - Pará	March 2009
Sector 15 - Amapá	May 2009
Sector 16 - Amazonas	August 2009
Sector 17 - Roraima	July 2009

The authorizations for use of the radiofrequencies can be renewed for an additional period of 15 years, and the extensions are granted on a remunerated basis. On August 16, 2006, the subsidiary filed with ANATEL an application for extension of the right of use of radiofrequencies, associated with the instrument of authorization for personal mobile service. The application is being analyzed by ANATEL.

(b) The subsidiary has been recording negative net working capital. The Management has then implemented several measures in order to improve its financial efficiency, seeking an increment in revenues from services and reduction in costs and expenses so as to ensure the subsidiary’s improved operating margin.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

In February 2007, the Customer Service Centers of Amazônia Celular S.A. and of the related company Telemig Celular S.A. were integrated and have since been operating solely in Belo Horizonte (head office of Telemig Celular). This measure is in line with the national market trend shown by carriers to concentrate their customer service in large Service Centers, thus enabling standardization and economies of scale. As a result of this integration, the subsidiary reduced its staff by approximately 370 employees.

On October 2007, the operating subsidiary launched Poupo product, a telephone that may be used at home, at work or anywhere that has a power outlet, at no cost, without need of a specialized technical visit or specific telephone inlet and with competitive fares as compared to the fixed telephony carriers.

Additionally, the subsidiary has been reassessing its investment needs with the purpose to the maintenance of its financial balance. The results of these actions have made possible the obtaining of resources with financial institutions and the extension of maturity dates of its loans and financing. In March, 2007 the subsidiary obtained a loan with Banco ABN AMRO Real in the amount of US$48.6 million. In the third quarter, at its own option, the operating subsidiary anticipated the settlement of a portion of the principal amount of the loan obtained with Banco ABN AMRO Real in the amount of US$5.8 million.

In the second quarter 2007, the subsidiary, also at its own option, performed the early settlement of the financings obtained with Unibanco/NIB and Unibanco/Nordea.

The subsidiary has been consistently able to reduce its net debt and improve its operating results.

The subsidiary’s Management believes that the cash flow from operations, together with new loans and financing to be obtained with the financial institutions and capital markets, will allow the subsidiary to meet its financial and operating commitments along with upcoming years.

(c) On March 7, 2007 the Management Council of the National Telecommunications Agency (ANATEL) approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the Personal Mobile Service (SMP) to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability, in experimental character, will start within 16 months, in capital cities to be chosen for implementation of the pilot-project and it will be totally available throughout the country within 24 months, from the publishing of the General Regulation of Portability in the Union Official Gazette, occurred on March 21, 2007.

The subsidiary has already contracted network and Information Technology solutions, as well as reviewed all operating processes needed to the introduction of the portability in August, 2008, initially in the locations with Area Code 37. The other cities of the service provision area will be served as of November, 2008.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(d) On August 2, 2007 Telpart Participações S.A. (“Telpart”), the Company’s controlling entity, entered into a Stock Purchase Agreement with Vivo Participações S.A. (“Vivo”), which objective is the alienation of the total of the equity interest of Telpart in the Company’s capital stock and of Telemig Celular Participações S.A. .

Vivo Participações S.A. is the controlling shareholder of Vivo S.A., cellular mobile service and personal mobile service operator, in the areas 7 and 8 of Regions I and II, in the service area 7 of region II and of the SMP, in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2).

The execution of the Stock Purchase Agreement was approved in Telpart’s Board Meeting held on August 2, 2007 and also by shareholders representing 99% of the total capital stock of Telpart’s controlling entity - Newtel Participações S.A. (“Newtel”) in a previous meeting held on August 2, 2007, under the provisions of the Newtel’s Shareholders Agreement.

Thereafter, the alienation of the equity interest was approved in an Extraordinary Shareholders’ Meeting of Telpart held on August 21, 2007 which, accordingly, confirmed the Stock Purchase Agreement.

On December 20, 2007 Vivo entered into a stock purchase agreement with Telemar Norte Leste S.A. aiming at selling the shares of Tele Norte Celular Participações S.A. which Telpart committed to sell and transfer to Vivo under the terms of the stock purchase agreement dated August 2, 2007.

The transfer of the shareholder’s control of Tele Norte Celular Participações S.A. is still under process of approval by ANATEL.

The transaction will also be submitted to the Administrative Council of the Economic Law CADE, under the provisions of the applicable legislation.

(e) On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, service suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation became effective as from February 13, 2008.

2 Significant accounting policies (Holding and Consolidated)

(a) Presentation of the financial statements and consolidations criteria

The financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil, based on the provisions of the Corporate Law, under the supplementary norms of the Securities and Exchange Commissions – CVM and under the norms applicable to the telecommunication carriers.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The financial statements include the financial statements of the holding company, Tele Norte Celular Participações S.A., of the subsidiary Amazonia Celular S.A. and the specific purpose entities mentioned in Note 24. The consolidation process of the balance sheet accounts corresponds to the sum of balances of the assets, liabilities, revenues and expenses, according to the nature of each balance, complemented by the eliminations (i) of the equity interest in the capital stock, reserves and accumulated results kept among the companies; (ii) the inter-company balances and other balances that integrate assets and/or liabilities kept between the companies and (iii) the identification of the participation of minority shareholders.

For preparation of financial statements it is necessary to use estimates in order to book certain assets, liabilities and other transactions. The Company’s financial statements thus include estimates related to the selection of the useful lives of the permanent assets, unbilled revenues, provisions that are necessary for contingent liabilities, determinations of provisions for income tax and other similar provisions. Actual results may vary from the estimates.

Amendment to Brazilian Corporate Law, effective for fiscal years beginning on or after January 1, 2008

In December 28, 2007 Law Nr. 11638 was enacted, which modifies the provisions of the Corporations Law - Law nr. 6404/76. The referred law sets forth several changes about the preparation of financial statements, aiming at alignment with the international accounting standards and assigns to the Brazilian Securities and Exchange Commission (CVM) to issue regulations to the publicly traded corporations. The main changes introduced by the Law are applicable as of 2008 and refer to: (a) replacement of the statements of –changes in financial position by the statements of cash flows; (ii) obligation of the preparation of statement of value added ; (iii) possibility to include the tax recording into the accounting booking, with segregation between the accounting and tax statements; (iv) creation of the sub-group valuation adjustments to shareholders’ equity , in the Shareholders’ Equity section; (v) establishment of the evaluation and classification criteria for the financial instruments; (vi) obligation of perform impairment evaluation of the non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; and (ix) obligation of recording the new assets at fair market value, in case of mergers, acquisitions or spin-offs.

The Company already adopts the disclosure of the statements of cash flows and the segregation of intangibles in the fixed assets section. As of the date of preparation of these financial statements, it was not possible to estimate the effects resulting from the adoption of the remaining changes contemplated by the referred law, applicable to the Company, which could impact its financial statements.

(b) Reclassification – statement of income

In 2007, only for purposes of presentation of the financial statements, the Company made a reclassification of the amortization expense of the tax credit related to the goodwill transferred from the holding company – Telpart Participações S.A. The expense was reclassified from the item “General and Administrative Expenses” to “Deferred Income Tax and Social Contribution Expenses” in the statement of income. For comparison purposes, the statement of income related to the year of 2006 was also reclassified. The amount reclassified was R$5,030.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(c) Cash, cash equivalents and short term investments

Cash and cash equivalents consist primarily of highly liquid temporary investments with original maturities of less than 90 days. Other investments are shown at cost, plus any earnings obtained up to the date of the balance sheet.

Short-term investments are represented by investments in an exclusive investment fund, with original maturity of more than 90 days. The investments are shown at the value of the unit of the fund on the date of the balance sheet, and the portfolio of the exclusive fund is recorded at its realization value.

(d) Accounts receivable

These are represented primarily by services and products billed to customers, by services provided up to the date of the balance sheet but not yet invoiced, as well as by amounts that derive from the use of the subsidiary’s operations network by subscribers and other telecommunication carriers.

(e) Allowance for doubtful accounts

Based on recent experience, Management periodically assesses the estimated percentages of losses, with the purpose of setting up a provision for subsidiary’s credits for which recovery is considered improbable.

(f) Inventories

Inventories are basically represented by mobile telephone handsets and are shown at average acquisition cost, net of the provision for adjustment to market value for cellular handsets and accessories that are obsolete, or the acquisition costs of which are higher than replacement costs or realization values.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(g) Investment in subsidiary

Evaluated at the equity method of accounting, calculated on the result of the year and other equity variations of the subsidiary.

(h) Property and equipment and intangible assets

Property and equipment and intangible assets are shown at acquisition and/or construction cost, less accumulated depreciation/amortization. Depreciation and amortization are calculated by the straight-line method from the moment the assets begin to operate, at the rates described in Note 11.

The subsidiary revises the recovery value of property and equipment and intangible assets for its future operations upon occurrence of any facts that could affect such value. The purpose of this procedure is to verify whether the recovery value is less than the net book value. When this occurs, the subsidiary writes the net book value down to the recovery value. No provision was deemed necessary on December 31, 2007 and 2006.

Interest and financial charges related to subsidiary’s loans and financing secured for use in works in progress (Assets and Installations in Progress) are capitalized up to the moment when the assets begin to operate. Expenditures incurred with maintenance and repairs are capitalized when they represent an increase of installed capacity or of the useful life of the asset. In the years 2007 and 2006, no such capitalization was recorded.

(i) Other assets

Other current and non-current assets are shown at cost or realization value, including when applicable, income, foreign exchange rate variations and monetary variations earned.

(j) Foreign currency transactions

They are recorded at the rates that are effective on the date of the transactions and restated based on the rate effective at the end of the month, with the exchange gain/loss immediately recognized to income for the year.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(k) Income tax and social contribution

Income and social contribution taxes on net income are calculated according to the legislation in force. The deferred credits and obligations are calculated taking as basis the expected realization value of the tax benefic from the goodwill acquired from the holding company, through a reorganization process, on tax losses, negative base for social contribution tax and temporary differences that mainly derive from provisions for doubtful accounts, provisions for contingencies, the provision for accounts payable - hedge transactions, the provision for accounts payable and the provision for profit sharing, as shown in Note 4.

As required by CVM Instruction No. 371/2002, the Company and its subsidiary conducts technical feasibility studies concerning future realization of deferred tax assets, considering the probable capability of generating taxable income. These studies is updated on an annual basis and, when necessary, the Company and the subsidiary set up a provision for loss for the portion of deferred income tax and social contribution to be realized beyond a horizon of ten years, as permitted by said Instruction. This study is approved by the management bodies of the companies.

(l) Provision for contingencies

The provision is set up based on opinions of legal advisors and Management, so as to cover probable losses and legal obligations of the Company and its subsidiary that could arise from any legal questioning in tax, civil and labor claims, as required by CVM Resolution Nr. 489/2005.

(m) Other liabilities

Other current and non-current liabilities are shown at known or computable amounts, plus, when applicable, the corresponding charges, exchange rate variations and monetary variations incurred.

(n) Determination of income and revenue recognition

Income is determined by the accrual system. Revenues from telecommunication services are stated at the amount of the rate effective on the date when the service is provided. Revenues from cellular mobile telephony services consist of rates for subscription, utilization, use of the network, maintenance and other services provided to the subscribers. All services are billed monthly. Services provided from the date of billing to the end of each month are assessed and booked as revenue for the month when the service is provided. Revenues from credit reloads for prepaid mobile telephone handsets are deferred and recognized to income as the services are actually provided. Revenues from the sale of mobile telephone handsets and accessories are recognized when the products are delivered and accepted by the consumer or distributor.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(o) Pension plan

The subsidiary participates in pension plans that provide pensions and other post-employment benefits to its employees. The actuarial liabilities were calculated and recorded adopting the projected unit credit method, as provided for in CVM Resolution No. 371/2000.

(p) Employees’ profit sharing

The Company and its subsidiary books profit sharing based on achievement of the targets defined for the period, subject to approval by the Shareholders’ Meeting.

3 Transactions with related parties

	Holding		Consolidated

	2007	2006	2007	2006

Assets

Current assets - accounts receivable
Telemig Celular S.A.	-	-	27	29
Brasil Telecom S.A.	-	-	2,182	1,542

	-	-	2,209	1,571

Non-current assets – Long term
receivables
Amazônia Celular S.A.	138	1,751	-	-

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

	Holding		Consolidated

	2007	2006	2007	2006

Liabilities

Current liabilities – Accounts payable
Telemig Celular S.A.	-	-	3	4
Brasil Telecom S.A.	-	-	2,229	2,359

	-	-	2,232	2,363

Non-current liabilities – Long term
payables
Telemig Celular S.A.	59	75	23,179	11,059
Telemig Celular Participações S.A.	-	371	2,897	2,100

	59	446	26,076	13,159

Result

Revenues from services
Telemig Celular S.A.	-	-	672	660
Brasil Telecom S.A.	-	-	9,753	13,809

	-	-	10,425	14,469

Revenue (expense) with sharing of
resources
Amazônia Celular S.A.	1,966	2,319	-	-
Telemig Celular S.A.	(409)	(394)	(21,974)	(9,764)
Telemig Celular Participações S.A.	-	-	(1,333)	(2,504)

	1,557	1,925	(23,307)	(12,268)

The Company and its subsidiary carry out transactions with its controlling shareholder and with other related parties for certain services. Transactions with related parties are carried out on conditions that are agreed upon between the parties, which, in the understanding of the Management, are in market conditions.

(a) Roaming Agreements

The subsidiary is a member of the national roaming committee for cellular operators, which includes the related company Telemig Celular Partipações S.A. (Telemig Celular S.A.). The purpose of this committee is to supervise technical and systems aspects, to ensure high quality for the roaming service. As required by the Brazilian regulations, the subsidiary, the Telemig Celular S.A. and other cellular operators enable roaming for their relevant subscribers.

Accounts receivable and payable (short term), as well as revenues from services with Telemig Celular S.A., concern the transfer of call surcharges and displacement of subscribers that are operating in roaming.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(b) Cost sharing

On March 20, 2003, Tele Norte Celular Participações S.A. and its subsidiary (Amazonia Celular S.A.) and the related companies, Telemig Celular Participações S.A. and Telemig Celular S.A., executed and instrument for sharing of human and administrative resources and creation of a condominium. The instrument was approved in the Shareholders’ Meetings of each of the companies, which were held on March 19, 2003.

The balances shown in long term assets and long-term liabilities are exclusively related to the instrument for sharing of resources and the creation of the condominium described above.

The balances are remunerated according to the variation of the Interbank Deposit Certificate (CDI).

(c) Brasil Telecom S.A.

The Company and Brasil Telecom S.A. are considered related parties because, up to the change of shareholders’ control, mentioned in Note 1d, they had common shareholders in their control chain.

On August 1, 2004 the subsidiary began to offer some convenience services for customers that elected for the use of the Carrier Selection Code (“CSP”) of Brasil Telecom S.A. As a result, the subsidiary’s customers began to use the CSP for domestic (VC2 and VC3) and international long-distance calls on their mobile telephone handsets, according to the requirements of the Personal Mobile Service - SMP rules.

Accounts payable to Brasil Telecom S.A. refer to the transfer of charges for domestic and international long-distance calls made by the subsidiary’s subscribers using Brasil Telecom S.A.’s CSP. Accounts receivable and revenue from services mainly refer to interconnection revenue for the use of the subsidiary’s network for such long-distance calls.

4 Income tax and social contribution

(a) Income tax and social contribution

	Holding		Consolidated

	2007	2006	2007	2006

Advances and other income tax recoverable
Income tax	1,076	1,075	2,534	6,100
Social contribution	-	-	19	1,155

	1,076	1,075	2,553	7,255
Less: Long term portion	(1,076)	(1,075)	(1,076)	(1,075)

Portion classified as current	-	-	1,477	6,180

(b) Deferred income and social contribution tax - Assets

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

Deferred income and social contribution taxes have the following nature:

	Holding		Consolidated

	2007	2006	2007	2006

Deferred income tax and social contribution - Assets
Deferred income tax
Tax loss	29,144	25,445	44,309	39,193
Provision for doubtful accounts	-	-	10,954	10,932
Provision for contingencies	-	-	35,641	36,091
Goodwill (Instruction CVM 349)	7,088	10,787	7,088	10,787
Provision for accounts payable - hedge	-	-	12,687	9,798
Provision for accounts payable	-	-	3,992	3,015
Provision for profit sharing	-	-	940	968
Other expenses	-	-	1,991	1,692

	36,232	36,232	117,602	112,476

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

Deferred social contribution tax
Negative calculation base	10,492	9,161	21,474	16,995
Provision for doubtful accounts	-	-	3,944	3,936
Provision for contingencies	-	-	2,772	5,086
Goodwill (Innstruction CVM 349)	2,552	3,883	2,552	3,883
Provision for accounts payable - hedge transactions	-	-	4,567	3,527
Provision for accounts payable	-	-	1,437	1,086
Provision for profit sharing	-	-	338	348
Provision for loss in investment	-	-	-	554
Other expenses	-	-	717	606

	13,044	13,044	37,801	36,021

Deferred income tax and social contribution - Liabilities
Income tax
Foreign exchange variation - cash basis	-	-	(6,724)	-

Social contribution
Foreign exchange variation - cash basis	-	-	(2,422)	-

	49,276	49,276	146,257	148,497

Provision for Loss	(49,276)	(49,276)	(64,126)	(66,366)

	-	-	82,131	82,131

The subsidiary has 75% tax benefit reduction in the income tax generated in incentive areas of ADA’s - Amazon Development Areas - in the Units of Para, Amazonas and Roraima, for a period of 10 years counted from 2004. With regards to the Units of Amapa and Maranhao, the obtaining of the tax benefit is in phase of confirmation by the Federal Revenue Service.

In the year of 2007, the subsidiary changed the tax regime of gains with foreign exchange variation, from the accrual basis to cash basis. The deferred income tax and social contribution liabilities refer to gains with foreign exchange variation calculated by the accrual basis not yet taxed.

The Extraordinary Shareholders’ Meeting, held on December 28, 1999, approved the corporate restructuring plan prepared by the Company and its holding Telpart Participações S.A. with the objective to transfer to the Company the goodwill recorded in Telpart, resulting from the difference between the book values and the amount paid for the acquisition of the Company’s shares, in the privatization process.

Accordingly, a new company was organized, a wholly-owned subsidiary of Telpart, with capital subscribed with the shares of the Company and the corresponding goodwill paid upon acquisition, following which this company was absorbed by the Company. This restructuring was accomplished according to the provisions of Law No. 6404/76 and the rules of the Securities Commission, specifically CVM Instruction No. 319/99.

The Company chose to adopt CVM Instruction 349/2001 as from the beginning of the year 2000, adjusting its financial statements of 2000 to reflect, as an asset and as special goodwill reserve, only the amount related to the tax benefit expected from the tax utilization of the goodwill originally accounted for in Telpart. The main accounting effects may be summarized as follows:

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

i) Accrual of provision to reflect the maintenance of integrity of the shareholders’ equity, equivalent to the difference between the amount of the goodwill and the tax benefit resulting from its amortization, presented as reduction of the goodwill account. This provision was recorded with a counter-entry in the special goodwill reserve account.

ii) Recognition of tax credit, related to deferred income tax and social contribution, as a counter-entry to the special goodwill reserve.

iii) Reversal of the provision to reflect the maintenance of integrity of the shareholders’ equity for the results for the year.

The composition of the balances is shown as follows:

	2007	2006

Goodwill	147,932	147,932
Less: Accumulated amortization	(119,578)	(104,689)
Tax credits	(9,640)	(14,670)
Provision for shareholders’ equity integrity	(18,714)	(28,573)

	-	-

In compliance with CVM Instruction 371/2002, the Management of the Company and of the subsidiary prepared a technical feasibility studies concerning future realization of deferred tax assets, taking into account the probable capability of future generation of taxable income by the Company and the subsidiary, within the context of the principal variables of their businesses, which, however, are subject to changes. These studies were approved by the Company’s and subsidiary’s Boards of Directors on February 25, 2008, and were examined by its Fiscal Council on February 26, 2008.

Through the referred technical study, on December 31, 2006, it was identified that the total deferred income and social contributions taxes of the Company in the amount of R$49,276 and the subsidiary, in the amount of R$17,090, will be realized beyond the ten-year time frame permitted by CVM Instruction No. 371/2002. Accordingly, a provision for loss in the realization of such assets was accrued in these amounts.

In the year of 2007, in function of lack of history of profitability (generation of taxable profit), by the Company, it was set up the deferred income tax and social contribution credit only on tax loss and negative base generated by the goodwill amortization. The credit set up equals to the amount of tax credit on the goodwill realized in the year, so that the total deferred income tax and social contribution asses have not been changed.

The tax credits on tax loss and negative base generated by other operations and on temporary additions have not been set up. On December 31, 2007, the tax credits not recorded totaled R$3,510 (2006 – R$2,995).

In the case of the subsidiary, Amazônia Celular S.A., in the year 2007, the total tax credit before the provision for loss was reduced in R$2,240. Consequently, the subsidiary made a reversal of the provision for loss in the same amount in such a way that the total tax credit, net of provision for loss, remained unchanged.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

Despite the subsidiary technical study indicates that the taxable profits in the 10-year horizon will be enough to realize tax credit in the amount of R$89,354, the Management decided, in a conservative way, not making the additional reversal of the provision in the amount of R$7,223, in function of the inexistence of profitability history (generation of taxable profits) in the last few years.

Credits related to provisions that are temporarily non-deductible, particularly for tax contingencies and doubtful credits, will be realized as each of the corresponding matters are resolved.

As mentioned in Note 1(b), the Management of Amazonia Celular S.A. has implemented several actions aiming at improving the subsidiary’s operating margin. Management believes that the actions already implemented in 2006 and 2007, together with new measures that will be implemented along 2008, will be enough for the future taxable profits generation by the subsidiary.

According to the projections developed by the Management of the subsidiary, long-term deferred income and social contribution taxes will be realized in the following years:

Year of use	Consolidated

2010	2,500
2011	5,548
2012	7,616
2013	9,871
2014	12,967
2015 a 2017	43,629

Total (As of 12/31/2007)	82,131

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

As the taxable base for income and social contribution taxes on net income arises not only from the income that can be generated, but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company’s net income and the result of income and social contribution taxes. Thus, the expected use of tax credits should not be taken as a sole indication of the Company’s and subsidiary’s future results.

In the consolidated financial statements prepared in accordance with the US GAAP as of and for the year ended December 31, 2006, the Company’s Management at the time, in view of the accumulated losses in the past years and considering the expected negative results in the coming years, decided, in compliance with SFAS 109 - Accounting for income taxes, to keep a provision for loss in the total amount of the deferred assets, despite the fact that the elements comprising the deferred tax assets had not lapsed and more favorable forecasted future results as from the full depreciation of the TDMA network equipment and the actions implemented by the Management mentioned above.

(c) Results for the year

	Holding		Consolidated

	2007	2006	2007	2006

Income tax
Deferred	-	-	(1,346)	31,672
Supplement (Reversal) from previous year – deferred	-	2,071	(253)	1,970
Supplement from previous year - current	-	-	-	(108)
Reversal (Set up) of provision for loss in the	-
realization of deferred income tax		-	1,599	(12,567)

	-	2,071	-	20,967

Social contribution
Deferred	-	-	(551)	11,508

Supplement (Reversal) from previous year –		723		687
deferred	-		(90)
Supplement from previous year - current	-	-		(36)
Reversal (Set up) of provision for loss in the
realization of deferred income tax	-	-	641	(4,523)

	-	723	-	7,636

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(d) Reconciliation of the income tax and social contribution benefit (expense)

The amounts for calculation of income and social contribution taxes shown in the statement of income present the following reconciliation between their amounts at nominal rate:

	Holding		Consolidated

	2007	2006	2007	2006

Result before income and social contribution taxes
and interests	3,194	(78,875)	6,535	(130,295)
(-) Employees’ profit sharing	-	-	(2,349)	-

Result before income tax and social contribution	3,194	(78,875)	4,186	(130,295)
(-) Equity accounting income	(4,709)	76,670	-	-
Permanent additions (exclusions), net	-	-	(122)	1,323

Calculation base	(1,515)	(2,205)	4,064	(128,972)

Income tax and social contribution (34%)	515	749	(1,382)	43,850
Income tax and social contribution on tax loss,
negative base and temporary additions not
accrued	(515)	(749)	(515)	(749)
Tax Incentives	-	-	-	80
Supplement (Reversal) from previous year	-	2,794	(343)	2,512
Reversal (set up) of provision for loss in the realization
of deferred income tax and social contribution	-	-	2,240	(17,090)

	-	2,794	-	28,603

5 Cash, cash equivalents and short term investments

	Holding		Consolidated

	2007	2006	2007	2006

Cash and cash equivalents
Cash and Banks	115	43	4,265	4,267
Temporary financial investments (original
maturity of less than 90 days)	-	-	5,619	18,407

	115	43	9,884	22,674

Short-term investments
Investment fund	14,864	872	34,953	28,726

On December 31, 2007 and 2006, the financial investments in Investment Funds were primarily represented by investments in Investment in Units of Investment Funds - FIC (exclusive), which also invests in units of other exclusive investment funds, as mentioned in Note 24.

On December 31, 2007 and 2006 the portfolios of the Investment Funds substantially consisted of high-liquidity federal government bonds, recorded at their realization values. On December 31, 2007, the funds portfolio also included private securities of prime financial institutions, also with high liquidity. The securities are recorded at realization values.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The Investment Funds carry out transactions with financial instruments with the purpose of reducing exposure to interest risks, which are also recorded at their realization values.

With consolidation of the Investment Fund, the following would be the breakdown of the balance of short-term Investments:

	2007	2006

Fixed income securities - substantially federal government bonds	34,953	28,726

At December 31, 2007 and 2006 there were no sureties, guarantees, mortgages or other types of guarantees granted in favor of the exclusive funds.

6 Accounts Receivable, net

	Consolidated

	2007	2006

Telecommunication services	110,014	129,167
Sales of handsets and accessories	14,062	18,226

	124,076	147,393
Provision for doubtful accounts	(42,780)	(42,494)

	81,296	104,899

Changes in the provision for doubtful accounts are as follows:

	Consolidated

	2007	2006

Beginning balance	42,494	38,982
Supplement of provision in the year	13,014	16,325
Write-offs of past due accounts over 180 days and recoveries	(12,728)	(12,813)

Ending balance	42,780	42,494

On December 31, 2007 and 2006 accounts receivable for telecommunication services also included amounts receivable from customers related to the transfer of charges for domestic and international long-distance calls made by subscribers of the subsidiary through the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service (SMP) rules.

On December 31, 2007 the subsidiary had accounts receivable from carriers in arrears of approximately R$15,002 (2006 - R$20,647), deriving from the use of its network. The amounts in arrears are undergoing a process of collection and negotiation with the carriers, which also involves amounts payable offset by the subsidiary amounting to R$9,176 (2006 - R$13,616) on account of non-collection of a portion of said amounts in arrears. The subsidiary’s Management believes that collection of the amounts in arrears is probable.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

7 Inventories

	Consolidated

	2007	2006

Handsets and accessories	17,573	16,731
Provision for adjustment to market value	(7,852)	(6,196)

	9,721	10,535

8 PIS and COFINS recoverable - Law 9.718/98 (short and long term)

In the year 2006, before the issuance of the financial statements, the Company and its subsidiary were successful in the Federal Supreme Court in actions challenging the constitutionality of broadening of the tax base for PIS and COFINS promoted by Paragraph One of Article 3 of Law No. 9,718, of November 27, 1998. Accordingly, considering that the said decisions are final and unappealable, the Company and the subsidiary recognized in the last quarter of 2005 the credit for these taxes, in the amount of R$1,343 and R$9,066, respectively.

The restated amounts of these credits at December 31, 2007 are R$1,515 in the Company and R$14,437 in the subsidiary, totaling R$15,952 in the consolidated. The credits are recorded in line item “PIS and COFINS recoverable - Law No. 9,718/98” under under long term receivable for the Company and current assets for the subsidiary. The companies will offset the credit after it is confirmed by the Federal Revenue Office.

9 ICMS recoverable - property and equipment (long-term)- Consolidated

Refers to the amounts of ICMS recoverable that as from 2009 may be offset in installments of 1/48 each, related to credits arising from the acquisition of property and equipment, as established by Supplementary Law No. 102, of July 11, 2000. The balance on December 31, 2007 totaled R$3,784 (2006 - R$6,071).

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

10 Investment in subsidiary

(a) The details of the equity interest in the subsidiary Amazônia Celular S.A. are summarized as follows:

	Holding

	2007	2006

Capital stock	231,431	231,431
Shareholders’ equity	126,858	120,576
Profit (loss) for the year	5,701	(102,281)
Interest in capital stock	74.96%	74.96%
Interest in voting capital	89.78%	89.78%
Number of shares held (in thousands)
Preferred (*)	2,374	5,935,415
Common (*)	2,039	5,098,287
Accumulated equity income
From the subsidary’s results	4,274	(76,670)
From items not recorded in the subsidiary’s results	435	-

	4,709	(76,670)

(*) Reverse Share Split – In the year 2007, the subsidiary’s shares have been grouped in the proportion of 2,500 existing shares to 01 share of the respective class.

(b) Investment activity

	2007	2006

Balances at the beginning of the year	90,381	167,051
Equity accounting income	4,709	(76,670)

Balances at the end of the year	95,090	90,381

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(c) Other information

The subsidiary’s financial statements have been audit by the same auditors of the holding company, which issued an unqualified opinion dated February 26, 2008.

11 Property and equipment and intangible assets

				Consolidated
				2007	2006

	Annual	Cost	Accumulated	Net	Net
	depreciation/		depreciation /	Amount	Amount
	amortization rate		amortization
	%

Property and equipment
Equipment and transmission means	12.5 to 20.0	440,527	366,114	74,413	106,599
Switching and control stations	12.5 to 20.0	245,166	162,137	83,029	98,877
Electric power equipment	20.0	30,042	25,401	4,641	5,747
Buildings	5.0	8,779	6,150	2,629	2,927
Towers and other supports and protectors	10.0	39,455	24,147	15,308	18,465
Information technology equipment	20.0	19,530	17,036	2,494	3,247
Terminals equipment	20.0	6,577	3,849	2,728	2,240
Other assets	10.0 to 20.0	39,809	27,819	11,990	15,289

Total assets and facilities in service		829,885	632,653	197,232	253,391
Assets and facilities construction in progress (*)		39,047	-	39,047	47,174

Total property and equipment		868,932	632,653	236,279	300,565

Intangible assets
Software	20.0	128,188	95,024	33,195	41,601
Authorizations for use - Personal Mobile Service	21.1 to 22.8	14,067	9,769	4,298	7,441
Others	10.0 to 20.0	12,616	12,556	60	113

Total operating assets		154,902	117,349	37,553	49,155
Assets in progress (**)		297	-	297	7,210

Total intangible assets		155,199	117,349	37,850	56,365

(*) Primarily refers to equipment and transmission means for which installation by the supplier and/or acceptance by the Subsidiary have not yet been completed. The amounts include civil works, towers, supports, protectors and electric power equipment necessary for installation and operation of the equipment.

(**) Primarily refers to software for management, billing and relationship with customers undergoing development or implementation.

As a result of the technological migration, the subsidiary Management assessed the recovery amounts of the TDMA network equipment through future operations, based on the future cash flows discounted at present value, and concluded that no provision for obsolescence was required. Substantially all TDMA network assets should be fully depreciated by the end of 2008.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The net changes in 2007 and 2006 can be summarized as follows:

	Consolidated

	2007	2006

Property and equipment
Beginning balance	300,565	357,759
Additions	26,888	35,113
Residual amount written off	(965)	(2,741)
Depreciation	(90,209)	(89,566)

Ending Balance	236,279	300,565

Intangible assets
Beginning balance	56,365	62,198
Additions	1,091	16,168
Residual amount written off	-	(598)
Amortization	(19,606)	(21,403)

Ending Balance	37,850	56,365

The depreciation and amortization of property and equipment and intangible assets allocated to the cost of services total R$90,304 (2006 – R$91,876), to selling expenses R$1,462 (2006 – R$3,009) and to general and administrative expenses R$18,049 (2006 – R$16,084)

At December 31, 2007 the subsidiary owned equipment, real estate property and other fixed assets listed or appointed for attachment in legal proceedings, in the amount of R$2,807 (2006 - R$3,799).

12 Suppliers (Consolidated)

	Consolidated

	2007	2006

Materials and service suppliers	59,609	101,163
Interconnection charges to be transferred – SMP	24,085	37,101

	83,694	138,264

(a) Materials and service suppliers

On December 31, 2007 and 2006 the balance mainly included the obligation with suppliers on account of supply of handsets, equipment, services and civil works related to expansion of the GSM/EDGE network.

(b) Interconnection charges to be transferred - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers, related to network remuneration, transfer of additional call charges, displacement and long-distance calls.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

On December 31, 2007 the subsidiary had outstanding amounts payable with other carriers amounting to R$9,176 (2006 - R$13,616), which are undergoing a negotiation process (see Note 6).

13 Loans and financing

On December 31, 2007 and 2006 the principal amount of loans and financing consisted of the following:

	Consolidated

	2007	2006

ABN - The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus annual interest of 7.13% changed to 8.36% due to the renewal. Interest and principal are
due on March, 2008 (*)	75,956	-

Unsecured Senior Notes - The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 8.750% p.a. The interest matures every half-year and the
principal in January 2009.	70,852	85,520

Unibanco/NIB - The outstanding balance is restated by the exchange rate variation of the U.S.
dollar, plus interest of 5.25% p.a. above the Libor. Interest and principal mature every half-year,
and the final maturity is in October 2010.	-	34,208

Votorantim - The outstanding balance is restated by the exchange rate variation of the U.S.
dollar, plus interest of 7.46% p.a. The interest matures every half-year and the principal, in
February 2007.	-	37,148

Votorantim - Resolution 2770 - The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 5.5% p.a. Maturity in February, 2007, in a lump sum.
	-	21,577

Itaú - BBA - Resolution 2770- The outstanding balance is restated by the exchange rate variation of the U.S. dollar, plus interest of 7.45% p.a. Maturity in February, 2007, in a lump
sum.	-	20,311

Safra IV - The outstanding balance is restated by the exchange variation of the U.S. dollar, plus
interest of 6.5% p.a. Maturity in January 2007, in a lump sum.	-	19,734

Unibanco/NORDEA - The outstanding balance is restated by the exchange rate variation of the
U.S. dollar, plus interest of 5.25% p.a. above the Libor. The interest and the principal mature
every half-year, with final maturity in April 2010.	-	16,629

Unibanco - The outstanding balance is restated by the exchange rate variation of the U.S.
dollar, plus interest of 1.0% p.a. The interest and principal mature in a lump sum in April, 2008.	4,980	6,010

	151,788	241,137
Less: short term installments	(80,936)	(241,137)

Long term installments	70,852	-

(*) At the date of maturity of the loan transaction, in case interests have been duly paid at the agreed upon dates, the transaction will be automatically renewed for additional six-month period, with the consequence rolling forward of principal amount of the debt.

On December 31, 2007, the long term portion of loans and financing fully matures in 2009.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

Interests on loans and financing in the amount of R$4,656 and R$6,277 on December 31, 2007 and 2006, respectively, are presented as “Accounts payable and other provisions” in current liabilities.

The program for funding with Unsecured Senior Notes (or “Notes”) and the financing agreements executed with Unibanco and ABN AMRO have restrictive clauses concerning the application of the funds for the allocations specified in the agreements, certain transactions carried out with related parties, consolidation and merger transactions and compliance with certain limits substantially based on balance sheet financial indicators and “EBITDA” (Earnings before interest, taxes, depreciation and amortization). In the event of non-compliance with such clauses, the Notes and the loans and long-term financing granted by such institutions may be subject to early maturity.

In December 31, 2006, the subsidiary had not met the financial covenants provided by the Notes. On April 2007, the subsidiary, together with Telemig Celular S.A., obtained express consent of almost the totality of the Notes holders, with regards to the non compliance of the financial indicators by Amazônia Celular S.A., curing, therefore, any event of default. The consent included changes in the financial indicators in more favorable conditions to the companies.

In December 31, 2006, the Company and the subsidiary had also not met the financial covenants provided by the financing contracts that had been obtained with Unibanco (financing settled in advance during second quarter of 2007, at the subsidiary’s discretion).

At the time of closing the financial statements of 2006, the companies had not obtained the consent of the creditors with regards to the non compliance of the financial indicators provided by the Notes and Unibanco’s loan contracts. Therefore, on December 31, 2006, the portion of the financing that originally had long-term maturity, amounting to R$6,010 (holding) and R$129,064 (consolidated), was reclassified to current liabilities.

On June 28, 2007, the subsidiary obtained consent from Unibanco with regards to the non compliance and exemption of the obligation to comply them in the quarters ended on June 30 and September 30, 2007. After that date, as a “default” would only be characterized if the subsidiary fails to meet the covenants for two consecutive quarters, followed by a 90-day curing period, the debt will not be accelerated to a date earlier than the original maturity date of the contract (April, 2008).

On December 31, 2007 all covenants of ABN AMRO’s loan and the Notes (altered by the respective consent) were also complied with by the subsidiary and by Telemig Celular S.A. (in relation to the Notes).

The loan obtained with ABN AMRO Real is guaranteed by Telpart Participações S.A., the Company´s controlling holding.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

14 Provision for contingencies

	Consolidated

	2007	2006

Tax contingencies	148,794	147,666
Civil and labor contingencies	4,691	4,512

	153,485	152,178
Judicial deposits	(122,971)	(97,610)

	30,514	54,568

Changes in Provision and judicial deposits:

	Consolidated

	2007	2006

Contingencies
Beginning balance	152,178	69,406
Additions	32,854	82,930
Write-offs	(37,732)	(1,956)
Interest and monetary restatement	6,185	1,798

Ending balance	153,485	152,178

Judicial deposits
Beginning balance	97,610	61,532
Additions	24,365	34,287
Write-offs	(1,803)	-
Interest and monetary restatement	2,799	1,791

Ending balance	122,971	97,610

(a) Tax contingencies

i. ICMS on monthly subscriptions and on value-added and activation services

Supported by its legal counsel, the susbsidiary’s management understands that ICMS applies only to telecommunication services and, thus, its levy on the monthly subscriptions, added-value and activation services is illegal, inasmuch as they are not telecommunication services. The subsidiary filed five legal actions, one for each State where the subsidiary operates, challenging the illegality of the ICMS levied on subscription and added-value services, and other five actions, one for each State, also, challenging the legality of the ICMS levied on activation fees.

Regarding the actions challenging the ICMS levied on activation fees, the legal actions filed in the States of Amazonas, Roraima, Amapá and Maranhão were favorable to the subsidiary, and are final and unappealable. With regards to the State of Pará, the subsidiary is expecting the judgment of the Interlocutory Injunction.

With regards to the ICMS on subscription and value added services, in the State of Amapa, the processed has gone through final sentence in 2004. In the other states, the situation is as follows:

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

  State of Para

  On February 21, 2005, the Court of Justice of the State of Pará rendered a decision in favor of the subsidiary. On April 18, 2005, the Court of Justice of the State of Pará issued an order authorizing the release of the judicial deposits, given that the decision became final and unappealable in view of expiration of the statute limitation. Deposits in the amount of R$6,944 were released and the corresponding provision was reversed. However, the Decision was reissued and the State Attorney General filed an appeal, which was ruled to be not timely. The Office of the State Attorney General filed another appeal, however, once again the Court of Justice of Para, in unanimous decision, decided favorably to the subsidiary.

  In the year 2006 and from January to November, 2007, in function of the appeal filed by the State Attorney General, and while there was not final judgment of the favorable decision to the subsidiary, Management set up a provision for such obligation.

  On December 27, 2007, the subsidiary and the State of Para entered into an agreement to settle the legal suit. At that date, the Para’s State Attorney General filed a petition of the judicial litigation waiver and recognized the subsidiary’s right in not paying ICMS on subscription fees and value added services. Therefore, in December, 2007 the subsidiary made the reversal of the amounts provisioned. The amount reversed in 2007, net of judicial deposits written-off in the amount of R$1,803, totaled R$30,557, being that R$5,253 were recorded as sales deductions, R$21,358 as administrative expenses and R$3,946 as financial expenses.

  State of Amazonas

  The Court of Justice of the State rendered a decision against the subsidiary on June 18, 2003, against which the subsidiary filed Special and Extraordinary appeals with the Higher Courts (Superior Court of Justice and Federal Supreme Court). The provision recorded on December 31, 2007 amounted to R$13,226 (2006 - R$9,361), with corresponding judicial deposits in the same amount (2006 - R$9,100).

  Despite the opinion of the subsidiary legal counsel of the subsidiary that the chances of loss in this proceeding are remote, the Management understands it is a legal obligation, under the terms of Resolution CVM Nr. 489/2005.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

  State of Roraima

  In Roraima, the Superior Court of Justice rendered a favorable decision for the subsidiary on December 14, 2004. The Office of the Attorney General of the State of Roraima filed a Motion for Clarification, which was denied by the Superior Court of Justice on April 7, 2005. The State Attorney General filed a Divergence Motion, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, they filed an Extraordinary Appeal with the Federal Supreme Court, or STF, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court. The Federal Supreme Court, on September 21, 2007, denied the continuity of the interlocutory appeal. On October 19, 2007 the State of Roraima filed a Regimental Appeal at the Federal Supreme Court against this decision.

  On December 31, 2007, the provision for this obligation totaled R$13,187 (2006 - R$11,809) with the judicial deposits corresponding to the same amount (2006 - R$11,693).

  Despite the opinion of the subsidiary legal counsel that the chances of loss in this proceeding are remote, the Management understands it is a legal obligation, under the terms of Resolution CVM Nr. 489/2005.

  State of Maranhão

  On August 6, 2002, the Court of Justice of Maranhão rendered favorable decision for the subsidiary. Accordingly, the judicial deposits were released in January 2003 and the provision was reversed in 2002. Despite the issuance, by the Court of Justice of the State of Maranhão, of the res judicata certificate, the Office of the Attorney General of the State Treasury filed an appeal with the Federal Supreme Court and with the Superior Court of Justice, which remanded the case to the Court of Justice of Maranhão for a new judgment. The subsidiary filed a motion for clarification, which was denied by the Superior Court of Justice. On May 03, 2007, the process returned to new trial by the Maranhao’s Court of Justice.

  In the year of 2007, the provision for this obligation totaled R$24,068 (2006 - R$27,046) without the corresponding judicial deposits.

  Despite the opinion of the legal counsel of the subsidiary that the chances of loss in this proceeding are remote, the Management understands it is a legal obligation, under the terms of Resolution CVM Nr. 489/2005.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

ii.	Telecommunications inspection fee - FISTEL

The subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the subsidiary, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI).

In the understanding of Management of the subsidiary and its legal councilors, the chances of loss in these proceedings are possible. However, for being a legal obligation under the terms of the Resolution CVM Nº 489/2005, the subsidiary recorded a provision for this obligation. The provision recorded in 2007 was R$96,418 (2006 - R$74,779), with corresponding court deposits in the same amount.

iii.	Fund for unversalization of telecommunication services - FUST

Based on Article 6 of Law No. 9,998/2000, which instituted the FUST, the subsidiary does not include in the calculation base for the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

On December 15, 2005 the ANATEL’s Management Board approved Compendium No. 7, which determines the inclusion of the mentioned revenues in the calculation base for FUST, with application retroactive to January 2001.

In the understanding of Management and of its legal counsel, the ANATEL Compendium No. 7 violates the principles of Law No. 9,998/2000, in addition to a number of constitutional provisions. On January 2006 the mobile carriers filed a Writ of Mandamus with the purpose of protecting their legitimate rights of continuing to pay FUST without any broadening of the calculation base not provided by law.

On November 16, 2006 the subsidiary received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, 2006, it received another 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006. On September 03, 2007 the subsidiary received 12 additional Assessment Notices in the amount of R$ 1,069, related to FUST on the revenues from interconnection of 2002, being that the appeals to the assessments will be filed by the law firm retained.

Corroborating the above understanding, on March 5, 2007, the Honorable Federal Judge of the 3rd Lower Court of the Federal District judged the action in favor of the subsidiary, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed interlocutory appeal in Court which is still pending judgment.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

On December 21, 2007, the subsidiary received 36 more Assessment Notices in the amount of R$2,624 referring to FUST on interconnection revenues of the year 2002, being that appeals have already bee filed by the law firm retained.

In such case, the FUST obligation on interconnection revenues has been suspended.

Additionally, in the understanding of Management and its legal counsel, the chances of success in these processes are possible, both in the administrative and judicial levels.

Thus, no provision for this proceeding has been set. On December 31, 2007, the total amount involved was R$11,939 (2006 - R$11,736).

iv. Fund for telecommunications technological development - FUNTTEL

On December 11, 2006 the subsidiary received 4 Assessment Notices related to the FUNTTEL on interconnection revenues in 2001, amounting to R$2,100. The contracted law firm presented the administrative appeals which is still pending of judgment On October 11, 2007 the subsidiary filed, together with the other mobile carriers, an Interlocutory Injunction to argue the collection of FUNTTEL on interconnection revenues. On November 12, 2007 the preliminary favorable decision was given by the TRF of the 1st Region allowing the subsidiary to calculate and pay the contribution to the FUNTTEL on the total amount of its gross operating revenue from telecommunications services, without the inclusion of the amounts of the interconnection transfers.

On November 29, 2007, the subsidiary received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (year 2002) on interconnection revenues, the amount of R$750. The contracted law firm presented the administrative appeal which is still pending judgment.

In such case, in function of the decision of the TRF of the 1st Region, the requirement to collect FUNTTEL on interconnection revenues has been suspended.

Additionally, in the understanding of Management and of its legal counsel, the chances of loss in these administrative proceedings are possible, both in the administrative and judicial levels.

Thus, no provision was set up for this contingency. On December 31, 2007, the total amount involved was R$7,013 (2006 - R$7,136).

v. Other tax contingencies

The subsidiary is subject to other tax proceedings for which a provision of R$1,895 on December 31, 2007 (2006 - R$1,626). The corresponding judicial deposits amounted to R$140 on December 31, 2007 and 2006. Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(b) Civil and labor contingencies

The subsidiary is party to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by customers and labor contingencies to proceedings filed by former subsidiary’s employees. Based on the opinion of its legal advisors, management understands that the provision recorded of R$4,691 (2006 - R$4,512) is sufficient to cover losses that might result from these proceedings.

(c) Other possible and remote contingencies not accrued

The subsidiary has tax claims involving risks of losses classified by management and its legal advisors as possible or remote amounting to R$33,556 and R$5,186 (2006 - R$13,107 and R$107,364), respectively, for which no provision for contingencies has been recorded.

15 Shareholders’ equity

(a) Subscribed and paid-in capital

On December 31, 2007 and 2006, the subscribed paid-in capital stock was R$84,851 and was represented by 6,702 thousand shares (2006 - 335,084,155 thousand), of which 2,493 thousand common shares (2006 - 124,623,842 thousand) and 4,209 thousand (2006 -210,460,313 thousand) are preferred non-par shares. The subsidiary’s authorized capital is 700,000,000 thousand shares.

On December 19, 2002, in view of the new wording of Article 17 of Law No. 6,404/76, as amended by Law No. 10,303/01, the General Shareholders’ Meeting approved amendments to the rules for payment of dividends on the preferred shares issued by the Company, which have no voting rights and are assured priority for reimbursement of capital, without any goodwill, and, alternatively, for payment of minimum non-cumulative dividends,, according to the criteria set forth below, considering whichever represents the greater amount:

I - 6% per year on the amount that results from division of subscribed capital by the total number of Company shares; or

II - the right to participate in the minimum mandatory dividend, according to the following criteria:

a) priority for receiving minimum and non-cumulative dividends corresponding to 3% of the shareholders’ equity value ; and

b) the right to participate in distributed profits in equal conditions as for common shares, after the latter have been assured a dividend equal to the priority minimum established in accordance with item “a”.

The preferred shares will be entitled to voting rights if the subsidiary fails to pay the minimum mandatory dividends for three (3) consecutive years.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(b) Reverse Share Split

In an Extraordinary Shareholders’ Meeting held on July 12, 2007 the reverse share split of the shares representing the Company’s capital stock was approved. The shares will be grouped in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type.

In Extraordinary Shareholders’ Meeting held on October 29, 2007, the change of the capital stock composition of the subsidiary’s capital stock, in function of the above mentioned reverse share split was approved. Since then, the Company’s capital stock started to be composed by 2,492,476 common shares and 4,209,206 preferred shares.

In October, 2007, the Company started the process of selling 156,221 common shares and 124,977 preferred shares related to the fractions resulting from the reverse share split mentioned in Note 15 b. The amount of the sale, net of brokerage fees, taxes and income tax, reached R$70.3660 per common share and R$25.3733 per preferred share. The mentioned amounts were made available to the respective shareholders as of October 26, 2007.

The amounts already available but not yet claimed, in the amount of R$14,041 (holding) are recorded in current liabilities as “Reverse Share Split”.

(c) Capital reserves

The goodwill that derived from the restructuring mentioned in Note 4 was initially recorded fully as a counter-entry to the capital reserve - special goodwill reserve, according to CVM Instruction No. 319/99, and the amount corresponding to the effective tax benefit will be capitalized annually, inuring for the benefit of the controlling shareholder, through the issuance of common and preferred shares, in the same proportions of capital stock existing at the time. In respect of the issue price, one of the criteria established in Paragraph One of Article 170 of Law No. 6,404/76 will be observed. The minority shareholders will be assured the right of first refusal for acquisition of the shares issued, on the terms of Article 171, Paragraph Two of Law No. 6,404/76.

The Company opted to adopt CVM Instruction No. 349/2001 as from the initial date of the year 2000, adjusting its financial statement for 2000 to reflect, as assets and as a special goodwill reserve, only the amount relative to the expected tax benefit from tax utilization of the goodwill originally booked in Telpart Participações S.A., the controlling shareholder. In the years of 2007 and 2006, there was no effective tax benefit.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

As mentioned in Note 4(b), the Company provisioned the effects of the no realization of the tax benefit as an offset to the capital reserve, in accordance with the Accounting Norms and Procedures 25 – Accounting for Income Tax and Social Contribution, issued by the IBRACON and confirmed by the Resolution CVM 273/98.

(d) Legal reserve

Set up in accordance with the Brazilian Corporation Law and the by-laws, on a basis of 5% of net income for each fiscal year, until it reaches 20% of capital stock.

(e) Reserve for unrealized profits

This reserve arose when the spin-off of Telebrás took place, where it represented revenues accounted for and not yet financially realized, and it is being realized over ten years, at the end of each fiscal year, as from 1998. This term is compatible with the remaining period of the concession, expired in the year ended on 12/31/2007, with the total realization of the remaining balance of the reserve and the inclusion, in this exercise, into the basis of the minimum mandatory dividend, which distribution is being proposed by Management for resolution by the Ordinary Shareholders’ General Meeting.

(f) Retained Earnings

The subsidiary’s Management will propose that the remaining balance of retained earnings in the amount of R$3,118 is used to set up a reserve or unrealized profits under the terms of subsection I of article 197 of Law 6,404/76, as amended.

(g) Dividends

The shareholders are assured a minimum dividend of 25% on the adjusted net income for each year, in accordance with the Brazilian Corporate Law and the by-Laws, being increased up to the amount necessary for payment of the priority minimum dividend on the preferred shares.

For the year 2006, there was no proposition of mandatory minimum dividend in function of lack of retained earnings.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

On December 31, 2007, the minimum dividends were calculated as follows:

2007

I - 6% per year on capital stock

Capital stock	84,851
Participation of preferred shares	62.81%

53,293
% priority minimum dividend (Sub-section I article 11 of the By-Laws)	6%

Minimum priority dividend of the preferred shares (option chosen)	3,197

II - 3% on the net worth value of the share

Shareholders’ equity of the year, before deducting dividends	91,326
Participation of preferred shares	62.81%

57,360
% priority minimum dividend (Sub-section II article 11 of the By-Laws )	3%

Minimum priority dividend of the preferred shares	1,721

Net income for the year	3,194
(-) Legal reserve	(160)
(+) Realization of unrealized profits reserve	5,928

Adjusted net income	8,962
25%

Minimum mandatory dividend	2,240
Supplemental dividends	957

3,197

Management will propose to the General Shareholders’ Meeting the following dividend distribution:

2007

Dividends per class of shares
Preferred shares - (R$759.67 per block of one thousand shares)	3,197

In the second quarter of 2007, the subsidiary made the reversal of unclaimed dividends in the amount of R$135. The reversal was recorded at credit to retained earnings account in the shareholder’s equity section.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

16 Financial result

	Holding		Consolidated

	2007	2006	2007	2006

Financial revenues
Interest	544	370	7,866	10,028
Others	129	39	2,123	1,937

	673	409	9,989	11,965
Financial expenses
Interest	(112)	(121)	(19,619)	(39,679)
Expenses with hedge transactions	(1,896)	(639)	(47,739)	(42,883)
Taxes	(81)	(36)	(4,961)	(4,059)
Others	-	(169)	(2,159)	(1,966)

	(2,089)	(965)	(74,478)	(88,587)

Exchange variation of liabilities	1,033	(4)	36,081	21,341

Financial result	(383)	(560)	(28,408)	(55,281)

17 Pension plan

The subsidiary individually sponsors a Defined Benefits Pension Plan - the PBS Tele Norte Celular Plan. In addition to the private pension benefit, a medical plan (PAMA) is provided for retired employees and their dependents, on a shared-cost basis. The contributions to the PBS Tele Norte Celular and PAMA plans are determined based on actuarial studies prepared by independent actuaries, in accordance with norms that are applicable in Brazil. The system for determining the funding is of capitalization and the contribution paid by the sponsor is of 13.5% of the payroll for employees who participate in the plan, of which 12% is allocated to the funding of the PBS Tele Norte Celular plan.

The pension benefit is defined as being the difference between 90% of the average salary for the last thirty-six months, restated to the date of retirement, and the amount of the benefit paid by the National Social Security Institute - INSS.

In 2004 the subsidiary obtained approval from the Office for Private Pension Plans for creation of a new Pension Plan. The new plan, called CelPrev Amazônia, was offered to employees that did not participate in the PBS Tele Norte Celular plan, and was also offered to new professionals admitted by the subsidiary. For participants in the PBS Tele Norte Celular plan an offer was made and incentives were given for migration of the benefits and funds to Cel Prev.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The main characteristics of the CelPrev are: Defined Contribution Plan, except for sick-leave allowance, which benefit is defined as being for up to 24 months; the participants contribute with 50% and the subsidiary with 50% of the regular amount; regular retirement at 60 years of age and early retirement at 50; deferred proportionate benefit; retirement due to disability; medical-leave allowance; confinement allowance and pension due to death. The benefit at the time of retirement depends on the time and the amount of contributions, as well as on the results of the fund’s investments.

The participants can make three types of contributions to the new fund, to wit: (a) regular basic contribution: variable percentage of 0% to 2% of his/her participation monthly benefit; (b) additional regular contribution: variable percentage of 0% to 6% of the portion of his/her participation monthly benefit that exceeds 10 Standard Reference Units for the Plan; and (c) voluntary contribution: a percentage chosen freely by the participant and applied to his participation monthly benefit.

The sponsor can make four types of contributions, as follows: (a) regular basic contribution: contribution equal to the regular basic contribution of the participant, after deduction of the contribution for funding of the medical-leave allowance benefit and the amount allocated to funding of administrative expenses; (b) regular additional contribution: equal to the regular additional contribution of the participant, after deduction of administrative expenses; (c) sporadic contributions: made on a voluntary basis and with frequency determined by the sponsor; and (d) special contribution: a contribution intended exclusively for employees of the sponsor that do not belong to the PBS and that where admitted within a period of 90 days from the date of commencement of effectiveness of the CelPrev.

During fiscal year 2007 the subsidiary made contributions to the PBS Tele Norte Celular Plan - Active Participants and to the PAMA amounting to approximately R$128 (2006 - R$166), and to the CelPrev Amazônia Plan amounting to approximately R$228 (2006 - R$138).

The situation of PBS Tele Norte Celular - Active and Assisted Participants, of the PAMA and of the CelPrev Amazônia (plan’s defined benefit portion), on December 31, 2007 and 2006 is the following:

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

	2007	2006

PBS - Tele Norte Celular - Active participants
Present value of actuarial obligation	(17,644)	(16,822)
Fair value of the plan assets	34,387	29,776

Funded obligation	16,743	12,954
Actuarial gain not recognized	(8,833)	(6,852)

Additional actuarial assets	7,910	6,102

PBS - Tele Norte Celular - Assisted participants
Present value of actuarial obligation	(1,636)	(1,580)
Fair value of the plan assets	2,653	2,337

Funded obligation	1,017	757
Actuarial gain not recognized	(411)	(298)

Additional actuarial assets	606	459

PAMA
Present value of actuarial obligation	(3,679)	(2,833)
Fair value of assets of the plan	1,684	1,517

Unfunded obligation	(1,995)	(1,316)
Actuarial gain not recognized	(255)	(748)

Additional actuarial liabilities	(2,250)	(2,064)

CelPrev Amazônia
Present value of actuarial obligation	(8,333)	(6,866)
Fair value of the plan assets	9,459	7,435

Funded obligation	1,126	569
Actuarial gain not recognized	(651)	(152)

Additional actuarial assets	475	417

As evidence of its obligations related to the PAMA, the subsidiary recorded on December 31, 2007 the current amounts of the contributions to be made at the level of present expenditures practiced (actuarial liabilities), amounting to R$2,250 (2006 - R$2,064).

In addition, on December 31, 2007 and 2006 the subsidiary decided not to record the additional actuarial assets related to the PBS Tele Norte Celular (active and assisted participants) and to the CelPrev Amazônia, recognizing only the obligation arising from the PAMA mentioned above.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The amount to be recognized in the statements of income for the portions of the defined benefit are shown below:

	2008

	PBS Tele	PBS -Tele
	Norte Celular	Norte Celular
	Active	Assistend		CelPrev
	participants	participants	PAMA	Amazônia	Total

Expense (revenue) to be recognized
Current cost of service (with interest)	245	-	89	20	354
Interest on actuarial obligations	1,848	170	393	24	2,435
Expected earnings from the plan assets	(3,670)	(281)	(160)	(155)	(4,266)
Cost of amortizations	(353)	(7)	-	(27)	(387)
Expected contributions from participants	(115)	-	-	-	(115)

Net revenues to be recognized	(2,045)	(118)	322	(138)	(1,979)

	2007

	PBS Tele	PBS -Tele
	Norte Celular	Norte Celular
	Active	Assistend		CelPrev
	participants	participants	PAMA	Amazônia	Total

Recognized expense (revenue)
Current cost of service (with interest)	346	-	100	30	476
Interest on actuarial obligations	1,682	156	288	29	2,155
Expected earnings from the plan assets	(3,367)	(300)	(160)	(101)	(3,928)
Cost of amortizations	(225)	(3)	(29)	(3)	(260)
Expected contributions from participants	(129)	-	-	-	(129)

Recognized revenues, net	(1,693)	(147)	199	(45)	(1,686)

The portion of actuarial gains or losses recognized as revenue or expense is the amount of the accumulated portion of the gains or losses that exceeds the greater of the amounts between: (i) 10% of the present value of the total actuarial obligation of the defined benefit; and (ii) 10% of the fair value of the assets of the plan. The surplus amount is amortized by the average remaining time of service of the participants in the plan, except for the plans where the participants are predominantly assisted, when their average life expectancy is used.

Net actuarial assets (liabilities) changes

	2007	2006

PBS Tele Norte Celular - Active participants
Net actuarial assets at the beginning of the year	6,102	4,285
Revenue recognized in the statement of income for the previous year	1,693	1,651
Sponsor’s contributions made in the year	115	166

Net actuarial assets at the end of the year	7,910	6,102

PBS -Tele NorteCelular - Assisted participants
Net actuarial assets at the beginning of the year	459	363
Revenue recognized in the statement of income for the previous year	147	96

Net actuarial assets at the end of the year	606	459

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

	2007	2006

PAMA
Net actuarial assets at the beginning of the year	(2,064)	(1,677)
Revenue recognized in the statement of income for the previous year	(199)	(387)
Sponsor’s contributions made in the year	13	-

Net actuarial assets at the end of the year	(2,250)	(2,064)

CelPrev Amazônia
Net actuarial assets at the beginning of the year	417	224
Revenues recognized in the statement of income for the previous year	45	193
Contributions of sponsor recorded in the year	13	-

Net actuarial assets at the end of the year	475	417

The principal actuarial assumptions used are the following:

2007

	PBS Tele Norte	PBS Tele
	Celular - Active	Norte Celular
	Participants	- Assisted	CelPrev
		participants	Amazônia	PAMA

Actual discount rate for the actuarial obligation	6.0% p.a.	6.0% p.a.	6.0% p.a.	6.0% p.a.
Actual earnings rate expected for the plan assets	6.02% p.a.	6.05% p.a.	6.56% p.a.	4.89% p.a.
Estimated actual salary increases index	2.0% p.a.	Not applicable	2.0% p.a.	Not applicable
Estimated long-term inflation rate	4.5% p.a.	4.5% p.a.	4.5% p.a.	4.5% p.a.
Biometric table for general mortality	AT83	AT83	AT83	AT83
Biometric table for entering disability	Mercer	Not applicable	Mercer	Mercer
	Disability		Disability	Disability
Expected turnover rate	Null	Not applicable	0.15 / (time of	Null
service +1); null
as from 50 years
of age
Possibility of entering retirement	100% upon first	Not applicable	100% upon first	100% upon
	eligibility to a		eligibility to a	eligibility for
	benefit by the		benefit by the	retirement
	plan		plan

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

2006

	PBS Tele Norte	PBS TeleNorte
	Celular - Active	Celular -
	participants	Assisted	CelPrev
		participants	Amazônia	PAMA

Actual discount rate for the actuarial obligation	6.0% p.a.	6.0% p.a.	6.0% p.a.	6.0% p.a.
Actual earnings rate expected for the assets of the
plan	7.1% p.a.	8.8% p.a.	7.3% p.a.	6.4% p.a.
Estimated actual salary increases index	2.0% p.a.	Not applicable	2.0% p.a.	Not applicable
Estimated long-term inflation rate	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
Biometric table for general mortality	AT83	AT83	AT83	AT83
Biometric table for entering disability	Mercer	Not applicable	Mercer	Mercer
	Disability		Disability	Disability
Expected turnover rate	Null	Not applicable	0.15 / (time of	Null
service +1); null
as from 50 years
of age
Possibility of entering retirement	100% upon first	Not applicable	100% upon first	100% upon
	eligibility to a		eligibility to a	eligibility for
	benefit by the		benefit by the	retirement
	plan		plan

The Projected Unit Credit Method was used for assessment of the benefit. This method complies with the requirements of CVM Resolution No. 371 and pronouncement NPC-26 of the IBRACON.

18 Management’s professional fees

In 2007 and 2006 the Company’s professional fees paid to the management totaled R$579 and R$410, respectively, before the transfers provided in the service agreements for shared use of human resources and activities, with prorated expenses as described in Note 3.
The consolidated management’s professional fees totaled R$1,484 in 2007 and R$2,140 in 2006, after the transfers previously mentioned.

19 Commitments

(a) Capital expenditures

At December 31, 2007 the subsidiary had contracted commitments with capital expenditures for realization during the in next year (2006 - R$27).

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

(b) Lease agreements

The subsidiary has a number of lease agreements for properties, equipment and facilities, of which R$11,952 (2006 - R$12,872) were recorded as expenses for the year. The future commitments related to these agreements are the following:

Consolidated

2008	6,901
2009	5,139
2010	2,596
2011	1,131
2012 a 2017	2,196

Minimum amounts committed	17,963

(c) Targets established by the ANATEL (not audited)

The plan of targets agreed upon with ANATEL is monitored by Management and has been successfully met.

20 Insurance coverage

On December 31, 2007 and 2006 the subsidiary had insurance coverage for various operating risks, including assets in inventory, leased assets, property, plant and equipment and loss of profit, for amounts contracted based on assessment by Management, considering the risks and amounts involved (operating risk policy)

On December 31, 2007 and 2006 the insured amounts at risk were approximately the following:

	Consolidated

	2007	2006

Inventories	14,373	15,000
Leased assets and property, plant and equipment	567,192	588,000
Loss of profits	248,482	324,000

	830,047	927,000

In addition, the subsidiary carries civil liability and countrywide transportation insurance.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

21 Profit sharing (Consolidated)

The Company and its subsidiary have a profit sharing program agreed upon with the Employees’ Commission and with the SINTTEL - Telecommunication Companies Workers’ Union of the State of Minas Gerais, which is effective for a term of one year that commenced in January 2007. This program was designed to stimulate the increment of operating productivity and to remunerate the workers for fulfilling the negotiated goals based on operating and financial indicators, approved by the Boards of Directors of Company and the subsidiary.

In the years 2006, despite the losses incurred by the Company and its subsidiary, the goals agreed with the SINTTEL were met, and profit sharing expenses (consolidated) in the amount of R$3,716 were accrued as operating costs/expenses, being R$603 charged to costs of services, R$2,015 to sales of services and R$1,098 to general and administrative expenses).

At December 31, 2007 and 2006, the sharing of profits by the employees, as provided in the ByLaws and subject to approval by the Shareholders’ Meeting, consisted of the following:

	Consolidated

	2007	2006

Employees’ profit sharing	1,239	2,920
Statutory executive officers’ profit sharing	1,110	796

	2,349	3,716

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

22 Stock-based compensation plan

On October 5, 2000 the Board of Directors of the Company approved two long-term incentive plans, which are described below:

(a) Plan A - This plan covered key executives of the Company who were granted preferred or common shares of the Company. The awards are earned and the shares are issued to the extent of accomplishment by the Company of the performance goals, as determined by the Board of Directors for a period of performance of five years. On December 31, 2007 all of the options granted had expired.

(b) Plan B - This plan covers part of the key executives of the Company and other employees. Options granted in this plan refer to preferred shares of the controlling Company with exercise at market value on the date of the grant. The exercise of the option is of 20% during the second year, 60% during the third year and 100% during the fourth year, and they could be exercised up to October, 2007. The options expired in October, 2007 without being exercised by the executives.

The Boards of Directors of the Company and its controlling subsidiary, in meetings held on December 30 and 29, 2003, respectively, approved changes in plan B, providing for new grants.

The plan continues to cover part of the key executives of the subsidiary and the new granted options continue to involve the Company’s preferred shares. However, these new options have an exercise price equivalent to the market value on the date of the grant, with a 20% discount. The vesting of the option is of 40% as from January 2004, 70% as from January 2005 and 100% as from January 2006, which may be exercised by January 2008. At December 31, 2007, the balance of options granted was 0.6218 options (31,091 before the reverse share split) under this plan. The exercise price for the options granted is R$24.50 (twenty-four reais and fifty cents) per thousand registered preferred shares of the Company. This price is restated in accordance with the IGP-M up to the date of exercise of the option. The estimated percentage of dilution for the Company is 0.01% throughout the 5 years of the approved plan. On December 31, 2007 the balance of exercisable stock options totaled 0.6218 options (31,091 before the reverse share split), the restated exercise price was R$31.19 and the market value of the share was R$26.49. No option was exercised up to December 31, 2007. The options expired in January, 2008 without being exercised by the executives.

23 Financial instruments (Consolidated)

The Company and the subsidiary participate in transactions involving financial instruments. The management of these risks is conducted by definition of strategies and determination of limits of exposure.

a) Exchange rate and interest rate risks

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The exchange rate and interest rate risks relate to the possibility of the Company and its subsidiary incurring losses deriving from fluctuations of exchange and interest rates, increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses. In order to reduce these types of risks, the Company carries out transactions intended to protect against exchange variation (hedging), through currency and interest rate swap agreements.

On December 31, 2007 the restated amount of swap agreements was R$153,510 (2006 - R$191,897). The contracts mature between March 2008 and January 2009.

Earnings and losses for the transactions derive from the differences in the variations of the contracted indicators over the referential indicators and are recorded on an accrual basis in financial revenues or expenses. In fiscal year 2007 the net losses related to swap transactions totaled R$47,739 (2006 - R$42,883). In the same period the gain with foreign exchange variation, mainly related to the debt denominated in foreign currency agreements totaled R$36,081 (2006 - R$21,341).

On December 31, 2007, the net amount payable relating to swap contracts amounted to R$53,264 (2006 - R$39,829), of which R$45,815 (2006 - R$22,400) are recorded at long-term liabilities and R$7,449 (2006 - R$17,429) at current liabilities.

On December 31, 2007 the Company and the subsidiary had loans and financing in the amount of R$151,788 (2006 - R$241,137) denominated in foreign currency, of which 100% (2006 - 80%) was hedged.

(b) Credit risk

The credit risk associated with accounts receivable results from amounts billed and to be billed for providing of telecommunication services, resale of handsets and distribution of prepaid loading cards. The subsidiary continually monitors the credit granted to its customers and the level of default.

Access of telecommunication service customers is always blocked when their bills are past due for more than 15 days from their due dates. Exceptions include only telephony service that must be maintained for reasons of national security or defense. The credit risk of accounts receivable for rendering of mobile telecommunication services is diversified. The subsidiary maintains credit limits for the resellers of mobile telephone handsets and distributors of prepaid loading cards, which are defined based on the sales potential, risk history, punctuality of payments and default. At December 31, 2007 the subsidiary had a provision for covering any accounts receivable losses that amounted to R$42,780 (2006 - R$42,494) - Note 6

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The investment fund’s portfolio is comprised mainly by public federal bonds, and also by private securities of prime financial institutions, minimizing the credit risk.

Transactions with financial institutions (temporary financial transactions and swap agreements) are distributed among prime institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of available funds that have not been mentioned above that, if suddenly eliminated, could severely impact the operation of the Company and its subsidiary.

(c) Fair value of financial instruments

The fair values of financial assets and liabilities are determined based on available market information and adequate valuation methodologies. The use of different market assumptions and/or estimating methodologies could have a different effect on the estimated market values.

The accounting balances for temporary financial investments and for short-term investments on December 31, 2007 and 2006 are equivalent to market values, as they are recorded at realization value. The market values of the loans and financing and of the hedge transactions were calculated according to the present value of these financial instruments, taking into account the interest rate practiced by the market for transactions of similar nature, term and risk, as shown below:

	Consolidated

	2007		2006

	Book value	Market	Book value	Market
		value		value

Assets
Financial temporary investments	5,619	5,619	18,407	18,407
Short-term investments	34,953	34,953	28,726	28,726

Liabilities
Accounts payable - hedge transactions	53,264	52,844	39,829	42,883
Loans and financing	151,788	153,911	241,137	248,874

The hedge transactions are recognized to income on a monthly basis, taking into account the paper curve (Note 23a).

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

The market value of the investment in the subsidiary is calculated based on the closing quotes in the stock market showing the largest volume of trades for each instrument, or on the equity value of a non-traded class of shares. It is stressed that the market value calculated based on stock market quotes results from trading among minority shareholders, not necessarily representing the value that would be obtained in a transaction for transfer of equity control. Accordingly, the market value of the investment in the subsidiary is of R$264,484 on December 31, 2007 (2006- R$117,672).

24 Special purpose entities - SPEs

The Company, together with its subsidiary Amazonia Celular and with related companies Telemig Celular Participações S.A. and Telemig Celular S.A., makes financial investments in Brazil in a Fund for Investment in Units of Investment Funds - FIC (exclusive), which is managed by Banco Itaú S.A., which in turn invests in units of Investment Funds.

The financial statements of the FIC as of and for the year ended October 31, 2007 and 2006 were audited by the same independent accountants as for the Company, who issued an unqualified opinion.

The principal information on the Fund for Investment in Units of Investment Funds - FIC is summarized below:

	Holding		Consolidated

	2007	2006	2007	2006

Consolidated portfolio
Federal Treasury Bills - LTN	401,349	334,150	401,349	334,150
Financial Treasury Bills - LFT	235,187	143,029	235,187	143,029
Financial Treasury Notes - NTN	4,895	-	4,895	-
Banking Deposit Certificates - CD’s (*)	92,997	-	92,997	-
Committed transactions/Cash deposits (*)	18,177	58,127	18,177	58,127
Accounts payable	(78)	(175)	(78)	(175)

	752,527	535,131	752,527	535,131

Amount of participation	14,864	872	34,953	28,726
% Participation at the end of the year on	1.98%	0.16%	4.64%	5.37%

Results of the FIC in the year	68,640	85,046	68,640	85,046
Participation in the results of the FIC	465	116	4,091	4,886

(*)Transactions performed with prime financial institutions

For information purposes, the consolidated balance for short-term investments, considering the nature of the investments in exclusive funds, is shown in Note 5.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

26 Other information

(a) Proceedings related to the General Law of Telecommunications

In June 2005 the Company and its subsidiary filed a legal action against the Banco do Brasil Employees’ Pension Fund - PREVI - and Banco do Brasil S.A., as the plaintiffs understood that the defendants make up a controlling group (through indirect participation) both in the Company and in its competitor TNL PCS S.A. (“Oi”). The action intended to avoid that the defendants could exercise their voting rights in the Company and in its entire chain of control until the issue pertinent to crossed equity participation can be resolved.

On October 16, 2006, upon investiture of its new Executive Board, the Company presented a petition in the case records for the action described above, through which it renounced the rights on which the relevant claim was based. On June 27, 2007 the process was extinguished upon judicial confirmation of the renouncement. The final judgment of the decision is still being expected.

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

27 Supplementary information

(a) Statement of cash flow

The statement of cash flow presented below has the purpose of showing supplementary information and was prepared based on the determinations of SFAS 95 - Statement of cash flows.

	Holding		Consolidated

	2007	2006	2007	2006

Cash flow of operating activities
Income (Loss) for the year	3,194	(76,081)	3,194	(76,081)
Adjustments for reconciliation of the results to cash and cash equivalents generated from operating activities:
Depreciation and amortization	-	63	109,943	110,970
Results from the sale of property and equipment and
intangible assets	-	328	822	867
Deferred income tax and social contribution, net of
provision for loss of the subsidiary	-	(2,794)	-	(28,748)
Set up (reversal) of long-term provisions, net of judicial
deposits	-	-	(27,254)	47,074
Unrealized loss from hedge transactions	1,879	637	30,857	28,868
Unrealized earnings from short-term investments	(352)	(68)	(792)	(2,424)
Monetary and exchange variations, net	(1,106)	4	(28,226)	(20,967)
Equity accounting income	(4,709)	76,670	-	-
Lapsed dividends of the subsidiary			(581)
Minority interests	-	-	1,573	(25,611)
Variations in operating assets and liabilities:
Short term investments	(13,640)	(804)	(5,435)	24,116
Accounts receivable, net	-	-	23,603	(16,138)
Taxes recoverable	(81)	48	5,777	11,350
Other current and non-current assets	1,644	(1,868)	364	5,386
Suppliers	(419)	351	(69,754)	(4,823)
Taxes payable	-	-	2,048	(244)
Accounts payable and other provisions	25	-	(1,808)	(2,598)
Accounts payable – hedge transactions	-	-	(17,422)	(35,957)
Reverse Share Split	14,041	-	15,052
Other current and non-current liabilities	(401)	359	14,258	4,624

Net cash flow generated (used) in operating activities	75	(3,155)	56,219	19,664

Cash flow from investment activities
Acquisition of property and equipment and intangible
assets	-	-	(12,795)	(25,297)
Additions to deferred assets	-	-	(2,570)	-
Funds deriving from sale of property and equipment	-	-	143	2,472

Net cash flow used in investment activities	-	-	(15,222)	(22,825)

Tele Norte Celular Participações S.A. (Holding)
and Tele Norte Celular Participações S.A. and its
subsidiary (Consolidated)

Accompanying notes to the
financial statements as of December 31, 2007 and 2006
In thousands of Reais, except as otherwise indicated

	Holding		Consolidated

	2007	2006	2007	2006

Cash flow of financing activities
New loans and financing	-	6,000	150,497	110,251
Payment of loans and financing	-	(68)	(204,281)	(96,478)
Payment of dividends and interest on shareholders’ equity	(3)	(3,168)	(3)	(3,172)

Cash flow from (used in) financing activities	(3)	2,764	(53,787)	10,601

Increase in cash and cash equivalents	72	(391)	(12,790)	7,440
Balance of cash and cash equivalents at the beginning of the
year	43	434	22,674	15,234

Balance of cash and cash equivalents at the end of the year	115	43	9,884	22,674

Supplementary information:
Interest paid	54	51	18,306	23,026
Income tax and social contribution paid	-	-	-	-

Non-cash Investment activities
Accounts payable for acquisition of property and
equipment	-	-	15,184	25,984

* * *

Board of Directors

Sergio Spinelli Silva Junior
Chairman

Alberto Ribeiro Güth	Kevin Michael Altit
Vice-chairman	Board Member

Elemér André Surányi	José Luiz Rodrigues
Board Member	Board Member

Sérgio Francisco da Silva	Jorge da Cunha Fernandes
Board Member	Board Member

Jacques de Oliveira Pena	Pedro Paulo Elejalde de Campos
Board Member	Board Member

Susana Hanna Stiphan Jabra	Paulo Conte Vasconcellos
Board Member	Board Member

Fiscal Council

José Arthur Escodro
Chairman

Marcos Rocha de Araújo	Reginaldo Ferreira Alexandre
Council Member	Council Member

Alexsandro de Souza Popovic
Council Member

Executive Board

André Machado Mastrobuono
Chief Executive Officer, Finance and Investor Relations Officer

Marcus Roger Meireles Martins da Costa
Human Resources Director

Ricardo Antunes Agostini
Finance Executive Officer

     Giuliano Augusto de Melo
Accountant CRC - MG-074244/0-0 “S” DF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.